SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002 - dated April 17, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

SAMEX MINING CORP.
#301 32920 Ventura Avenue
Abbotsford, BC
V2S 6J3
Tel: (604) 870-9920
Toll Free: 800 828-1488
Fax: (604) 870-9930

April 17, 2002

B.C. Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

RE: Annual General Meeting Materials

Attached are the following documents:

1. Notice of Meeting
2. Information Circular
3. Form of Proxy

WE HEREBY CERTIFY that a copy of the above referenced materials were mailed on April 17, 2002 to all the registered and non-registered shareholders by the Company's transfer agent, Computershare Investor Services Inc. Attached to this filing is the confirmation of mailing letter from Computershare.

Yours truly,

Per: "Jeffrey P. Dahl"
President

Per: "Larry D. McLean"
Vice President, Operations

/blm
cc: Canadian Venture Exchange

SAMEX

S A M E X M I N I N G C O R P.

TOLL FREE: 1-800-828-1488
E-MAIL: samex@direct.ca
WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - CDNX
SMXMF - NASD OTC:BB

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930

NEWS RELEASE - No. 7-02

April 17, 2002

GOLD ANTI-TRUST WEB SITE LAUNCHED IN CHINESE LANGUAGE

In continued support of the Gold Anti-Trust Action Committee, "GATA", (see www.GATA.org), SAMEX is pleased to sponsor the creation, translation and hosting of a Chinese language version of the GATA web site (www.GATAChinese.org). SAMEX has been an outspoken supporter of GATA, a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions. GATA has received much support through the efforts of US Congressman Ron Paul of Texas, who has introduced legislation (the "Monetary Freedom and Accountability Act") which is designed to curb the potential manipulation of worldwide gold prices.

Management is convinced that the research that GATA has assembled over the past three years may be of significant interest internationally. The new web site will enable Chinese investors to read and evaluate pertinent GATA information in their native language, thereby broadening the understanding of these important issues to a large segment of the global population.

NAI Interactive LTD., a subsidiary of ChineseWorldNet.com ("CWN") has constructed, and will maintain the GATA/Chinese web site. CWN hosts a leading Chinese financial web-portal in North America with over 30,000 members. With operations in Toronto, Vancouver, Hong Kong, Shanghai and Beijing, CWN aims to link the Chinese financial community worldwide. Through email disseminations, Internet banner links and coverage in CWN's Chinese language bi-weekly newspaper, the GATA/Chinese web site will receive substantial worldwide coverage through a variety of media, over the weeks and months ahead. Pertinent GATA updates and news releases will also be translated and disseminated, through the above mentioned channels.

The GATA group has tirelessly researched and published much evidence supporting management's conviction that something has been amiss in the "free-markets". GATA's contentions have important implications for investors within the exploration and mining sector. We are grateful for their efforts and consider the GATA/Chinese initiative an appropriate way to support them with the dissemination of this information in another language. Go GATA Go!

Jeffrey P. Dahl
President

SAMEX MINING CORP.

#301 32920 Ventura Avenue, Abbotsford, BC, V2S 6J3 TEL: (604) 870-9920 FAX: (604) 870-9930

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of SAMEX MINING CORP. (the "Company"), will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 23, 2002 at 2:30 o'clock in the afternoon for the following purposes:

1. To receive the Annual Report of the Directors to the Shareholders

2. To receive and approve the Audited Financial Statements for the year ended November 30, 2001 together with the Auditor's Report thereon.

3. To appoint Steele & Co., Chartered Accountants as auditors for the ensuing year and to authorize the directors to fix the auditors' remuneration.

4. To fix the number of Directors for the ensuing year at six (6).

5. To elect Directors for the ensuing year.

6. To consider and, if thought fit, to approve an ordinary resolution to grant to the directors, officers and employees of the Company and to consultants permitted under BC Instrument # 45-504, such incentive stock options to purchase common shares in the capital stock of the Company and to authorize any amendments to existing or hereafter granted stock options for such periods, in such amounts, at such prices per share, and on such terms and conditions as are acceptable to the Canadian Venture Exchange Inc. and as may be approved by the Board of Directors, in their sole discretion, and to authorize the exercise of any such options granted to insiders of the Company.

7. To consider, and if thought fit, approve an ordinary resolution of disinterested shareholders authorizing the amendment of stock options previously granted to insiders of the Company to decrease the exercise price to such price or prices as may be approved by the Board of Directors and acceptable to the Canadian Venture Exchange Inc.

8. To transact such other business as may be properly transacted at such meeting or at any adjournment thereof.

Also accompany this Notice of Meeting is an Information Circular, Supplemental Mailing List Return Card, Form of Proxy/Notes to Proxy, and the Annual Report/ Financial Statements for the fiscal year ended November 30, 2001.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE. THE PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, MONTREAL TRUST COMPANY OF CANADA, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9 AT LEAST 24 HOURS BEFORE THE HOLDING OF THE MEETING. THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.

DATED at Abbotsford, British Columbia this 5rd day of April, 2002.

BY ORDER OF THE BOARD

JEFFREY P. DAHL
PRESIDENT

SAMEX

SAMEX MINING CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on May 23, 2002

INFORMATION CIRCULAR

1. SOLICITATION OF PROXIES

This Information Circular is furnished to the common shareholders ("shareholders") by the Board of Directors of SAMEX MINING CORP. (the "Company") in connection with the solicitation of proxies to be voted at the Annual General Meeting (the "AGM") of the shareholders to be held at the hour of 2:30 P.M. in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 23, 2002 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting (the "Notice").

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE AGM MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.

In order to be effective at the AGM, the completed proxy form should be deposited at the office of Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 24 hours before the holding of the Annual General Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by the Board of Directors will be borne by the Company.

2. REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, 24 hours before the holding of the Annual General Meeting; or (b) attending the meeting in person and registering with the scrutineers as a shareholder personally present.

3. EXERCISE OF DISCRETION BY PROXIES

A shareholder's instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder's votes. **IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.**

The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice and (b) other matters which may properly come before the AGM or any adjournment of the AGM. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the AGM other than the matters referred to in the Notice.

4. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said AGM (other than the election of directors or the appointment of auditor and any interest from the ownership of shares of the Company where the shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" and as otherwise disclosed in this Information Circular.

5. PRINCIPAL HOLDERS OF VOTING SHARES

The Company has an authorized capital consisting of 100,000,000 common shares (the "Common Shares") without par value and 50,000,000 preferred shares having Special Rights and Restrictions as set forth in the Articles of the Company, each common share carrying the right to one vote. As of April 5, 2002, 46,136,281 Common Shares and none of the Preferred Shares were issued as fully paid and non-assessable. The share transfer books of the Company will not be closed, but the Board of Directors has fixed April 5, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the AGM and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the AGM. A complete list of the shareholders entitled to vote at the AGM will be open to examination by any shareholder for any purpose germane to the AGM, during ordinary business hours for a period of 10 days prior to the AGM, at the office of the Company at #301 32920 Ventura Avenue, Abbotsford, British Columbia.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, as at the date hereof, except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
CDS & CO 25 The Esplanade PO Box 1038 Station A Toronto, ON, M5W 1G5	36,190,106[(1)]	78.44%

(1) Management of the Company is unaware of the beneficial owners of these shares.
The above information was supplied by the Company's transfer agent, Computershare Investor Services Inc.

6. VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Under the Company's Articles, the quorum for the transaction of business at the meeting consists of 2 persons being or representing by proxy, shareholders holding at least 1/20 of the shares which may be voted at the meeting. Under the Company's Articles and the Company Act (British Columbia) a majority of the votes cast at the AGM (in person or by proxy) is required in order to elect directors and to pass the ordinary resolutions referred to in the accompanying Notice and a majority of not less than ¾ of the votes cast at the AGM (in person or by proxy) are required in order to pass special resolutions.

7. APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the appointment of Steele & Co., Chartered Accountants, 808 - 808 W. Hastings Street, Vancouver, BC, V6C 1C8, as Auditors of the Company to hold office until the next Annual General Meeting of shareholders. Steele & Co., have been auditors of the Company since March 8, 1996.

8. ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors and it is intended to determine the number of directors at six (6) and to elect six (6) directors for the ensuing year.

The persons named below are the nominees of management for election as directors. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Company Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed form of proxy to vote for the election to the Board of Directors of those persons designated below as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director, however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, **PROXIES IN FAVOR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.**

The following table sets out: the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the AGM; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation During the Last Five Years	Date of Appointment as Director	Approx. No. of Voting Shares Beneficially Owned Directly or Indirectly, or Controlled or Directed
Peter J. Dahl[(*)] Abbotsford, BC Chairman and Director	Consultant; Director of SAMEX Mining Corp. from November 1995 to present; Officer of SAMEX Mining Corp. from August, 2001 to present.	November 3, 1995	453,900
Jeffrey P. Dahl Abbotsford, BC President and Director	President; Director of SAMEX Mining Corp. from November 1995 to present; President of SAMEX Mining Corp. from August, 2001 to present.	November 3, 1995	500,000
Robert E. Kell Missoula, MT Vice President, Exploration and Director	Geologist, Vice President, Exploration; Vice President, Exploration of SAMEX Mining Corp. from November 1995 to present.	June 11, 1996	440,000

Name, Municipality of Residence and Position with Company	Present and Principal Occupation During the Last Five Years	Date of Appointment as Director	Approx. No. of Voting Shares Beneficially Owned Directly or Indirectly, or Controlled or Directed
Larry D. McLean(*) Abbotsford, BC Vice President, Operations and Director	Vice President, Operations; Vice President, Operations and Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	272,300
Patricio G. Kyllmann La Paz, Bolivia Director	Director, Hansa Ltda. (commercial, industrial firm) from August 2001 to present President of SAMEX Mining Corp. from November 1995 to August, 2001; Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	95,400
Allen D. Leschert(*) West Vancouver, BC Director and Legal Counsel	Barrister and Solicitor; Leschert & Company Law Corporation Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	290,500

NOTES: (*) Denotes member of Audit Committee

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years. Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company's transfer agent.

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 135 of the Company Act (British Columbia) was delivered to the British Columbia Securities Commission and the Canadian Venture Exchange. The Advance Notice of Meeting was published in the Vancouver Sun, Vancouver, British Columbia on March 20, 2002.

9. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at November 30, 2001, the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively "the Named Executive Officers"), if any, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Patricio Kyllmann Former President until August 2001	1999 2000 2001	70,560 73,766 62,000	nil nil nil	nil nil nil	nil 450,000 nil	nil nil nil	nil nil nil	nil nil nil
Jeffrey P. Dahl Former Vice Chairman, President since Aug 2001	1999 2000 2001	60,000 40,000* 84,000	nil nil nil	nil nil nil	nil 300,000 nil	nil nil nil	nil nil nil	nil nil nil
Robert E. Kell Vice President, Exploration	1999 2000 2001	110,618 123,551 134,850	nil nil 4,650	nil nil nil	nil 300,000 nil	nil nil nil	nil nil nil	nil nil nil

*includes 50,000 shares of SAMEX Mining Corp. at deemed price of $0.20/share issued in settlement of $10,000 salary owed.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the Named Executive Officers during the fiscal year ended November 30, 2001.

Options and Stock Appreciation Rights ("SAR's") Granted During the Most Recently Completed Financial Year

The Company grants, and has in the past granted, to directors, officers, and employees of the Company options to purchase common shares subject to and in accordance with the prevailing policies of the Canadian Venture Exchange. These policies presently limit the number of shares which may be reserved for issuance pursuant to options to 10% of the number of common shares outstanding from time to time. Options are granted based on the assessment by the Board of Directors of the Company of the optionee's past and present contribution to the success of the Company. The exercise price of options is subject to approval by the Canadian Venture Exchange and will not be less than the Discounted Market Price. These options are not transferable and are presently exercisable for a period of up to five years for Tier 2 Issuers. A Tier 1 Issuer can choose to comply with either the provisions of the TSE Stock Option policy or the policies applicable to Tier 2 Issuers for its stock option plan. In addition, the options must be exercised within (i) 30 days after the optionee who is engaged in Investor Relations Activities ceases to be employed to provide Investor Relations Activities, (ii) 90 days after the Optionee who is a Director, Employee, Consultant or Management Company Employee ceases to be in at least one of those categories, and (iii) such number of days following the death of the optionee as is specified in each optionee's option agreement.

On November 16, 2001, the Company announced its intention to grant additional stock options at a price of $0.15 per share, but the Company did not proceed with the grant of the options at that time. As a consequence, there were no stock options granted during the fiscal year ended November 30, 2001. Stock Options Granted in Previous Fiscal Year Ended November 30, 2000 - The following table sets out information with respect to all stock options to purchase or acquire securities of the Company and any SARs granted to Named Executive Officers and directors of the Company during the fiscal year ended November 30, 2000 and outstanding as at November 30, 2001.

Name	# Securities Under Options /SARs Granted in Financial Year 2000	% of Total Options/SARs Granted to Employees in Financial Year 2000	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Patricio Kyllmann	450,000	15.60%	$0.40	$94,500	April 19, 2005
Jeffrey Dahl	300,000	10.42%	$0.40	$63,000	April 19, 2005
Robert Kell	300,000	10.42%	$0.40	$63,000	April 19, 2005
Larry McLean	300,000	10.42%	$0.40	$63,000	April 19, 2005
Peter Dahl	300,000	10.42%	$0.40	$63,000	April 19, 2005
Allen Leschert	300,000	10.42%	$0.40	$63,000	April 19, 2005

Subsequent to the fiscal year ended November 30, 2001, the Company granted the above Executive Officers/Directors an aggregate of 1,200,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options were granted instead of options at $0.15 per share (announced November 16, 2001) which the Company did not proceed with. The new options are in addition to the 1,950,000 outstanding options (detailed in the table above) which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of these new options on March 19, 2002 increases the number of options granted to the above noted Executive Officers/Directors to a total of 3,150,000 shares. (See also heading "Item 11. Interest Of Insiders And Others In Material Transactions")

Aggregated Options/SAR's Exercised

None of the Named Executive Officers or directors held any SAR's in respect of the Company's shares during the most recently completed financial year. No stock options were exercised by the Named Executive Officers or directors during the year ended November 30, 2001.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan or other defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have an employment contract with any Named Executive Officers.

The Company does not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officers or (c) a change in responsibilities for the Named Executive Officers following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000.00.

Composition of the Compensation Committee

The Company did not have a Compensation Committee during the most recently completed financial year other than the entire Board of Directors. Some members of the Board of Directors held positions as an officer or employee of the Company during the most recently completed fiscal year where so indicated under the heading "Election of Directors" above.

Report on Executive Compensation

The Company's executive compensation program consists of cash payments, the grant of incentive stock options and the issuance of restricted performance escrow shares. The incentive stock options are used to attract and retain qualified personnel, to motivate performance with incentive compensation and to foster identification with shareholder interests. Factors considered by the directors in determining executive compensation are largely subjective, including their respective perception of each individual's performance, level of responsibility and relative contribution to the performance of the Company, and their respective general knowledge of compensation levels in the mineral resource industry. The directors have not historically applied any specific factors, criteria, measures of corporate performance, or comparative compensation analysis in determining executive compensation levels. (The above report is presented by the Board of Directors of the Company.)

Share Performance Graph

The following graph assumes that $100 was invested on November 30, 1995 in the Company's common shares, the TSE 300 Index and the CDNX Composite Index and reflects their composite relative performances for the subsequent period to November 30, 2001.


PERFORMANCE GRAPH
Measurement period based on 100 at year end 1995
TSE
CDNX
SXG
600.00%
500.00%
400.00%
300.00%
200.00%
100.00%
0.00%
-100.00%
November 30, 1995
November 30, 1996
November 30, 1997
November 30, 1998
November 30, 1999
November 30, 2000
November 30, 2001
SXG
CDNX
TSE

Directors' Compensation

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Allen Leschert, a director of the Company, provides legal services to the Company through the law firm, Leschert & Company Law Corporation.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.

10. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No debts are owed to the Company by the directors, senior officers or proposed nominees for election as directors of the Company or any associate or affiliate of any of the foregoing.

11. INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

No insider, or proposed nominee for election as a director of the Company named in the Information Circular, or any associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction which in either case, has materially affected or will materially affect the Company except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" or otherwise disclosed in the Information Circular.

A Director of the Company was a placee in the December 12, 2000 private placement for 250,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant granting the holder the right to purchase one additional share at a price of $0.15 per share within the two year term of the warrant.

A Director of the Company was a placee in the October 17, 2001 private placement for 150,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant granting the holder the right to purchase one additional share at a price of $0.10 per share within the two year term of the warrant.

Subsequent to the year end, a Director of the Company was a placee in the February 11, 2002 private placement for 40,000 units at $0.15 per unit. Each unit consists of one common share and one common share purchase warrant granting the holder the right to purchase one additional share at a price of $0.20 per share if exercised at any time during the first year of the warrant and at a price of $0.25 per share during the second year.

Subsequent to the year end, the Company settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share. An $89,540.00 portion of the settlement involved debt owed to four directors of SAMEX resulting in the issuance of an aggregate of 895,400 shares to Directors of the Company. The shares were issued on January 4, 2002 and are subject to a hold period until May 4, 2002.

Subsequent to the fiscal year end, the Company granted Directors an aggregate of 1,200,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options were granted instead of options at $0.15 per share (announced November 16, 2001) which the Company did not proceed with. The new options are in addition to the 1,950,000 outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of these new options on March 19, 2002 increases the number of options granted to Directors to a total of 3,150,000 shares. (See also heading under Item 9 "Options and Stock Appreciation Rights ("SAR's") Granted During the Most Recently Completed Financial Year")

12. MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

13. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Resolution to Authorize Further Options

The shareholders of the Company will be asked to pass a resolution at the Annual General Meeting authorizing the directors to exercise their discretion from time to time to grant stock options to directors, officers and employees of the Company and to consultants permitted under BC Instrument # 45-504 or to vary existing stock options, all in accordance with the prevailing policies of the Canadian Venture Exchange or other regulatory authorities having jurisdiction over the securities of the Company, without further shareholder approval and to approve the exercise of any such options granted to Insiders. The policies of the Canadian Venture Exchange presently limit the number of shares that may be reserved to an aggregate of 10% of the issued and outstanding shares of the Company. All such options are not transferable and will be subject to all necessary regulatory approvals.

(b) Resolution to Authorize Amendment to the Exercise Prices of Previously Granted Insider Options

The shareholders of the Company will be asked to pass a resolution at the meeting authorizing the directors to exercise their discretion from time to time to amend options previously granted to insiders of the Company to decrease the exercise price to such price or prices as may be approved by the Board of Directors and acceptable to the Canadian Venture Exchange Inc.

Pursuant to Canadian Venture Exchange Policy 4.1, the foregoing options must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company, and associates of insiders. Accordingly, any "insider" who has been or may be granted an option prior to the next annual general meeting together with any associates or affiliates of such person will not be permitted to vote on this resolution.

(c) Other Matters

Management of the Company is not aware of any other matters to come before the AGM other than as set forth in the Notice. If any other matter properly comes before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED as of this 5th day of April, 2002

BY ORDER OF THE BOARD

JEFFREY P. DAHL
PRESIDENT

SUPPLEMENTAL MAILING LIST - RETURN CARD

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements during 2002, please detach and return this completed form to:

SAMEX MINING CORP.
#301- 32920 Ventura Avenue
Abbotsford, BC V2S 6J3

OR BY FAX TO: (604) 870-9930

The undersigned certifies that he/she is the owner of securities of SAMEX MINING CORP. and requests that he/she be placed on the Company's Supplemental Mailing List to receive its interim financial statements.

____________________________ ____________________

Name (please print clearly) Date

____

Address

____

City Province Postal Code

______________________ ______________________________

Signature Name & Title of Person Signing If Different From Above

SAMEX

SAMEX MINING CORP.
#301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3 CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930
WEB SITE: www.samex.com

SAMEX

INSTRUMENT OF PROXY
FOR THE 2002 ANNUAL GENERAL MEETING OF
SAMEX MINING CORP.
(to be held on May 23, 2002)

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned Shareholder of SAMEX Mining Corp. (the "Company") hereby nominates and appoints JEFFREY P. DAHL, President and Director of the Company, or failing him, LARRY D. MCLEAN, Vice President, Operations and Director of the Company, or instead of any of the foregoing ____________________ (please print name) as proxy holder for and on behalf of the undersigned to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual General Meeting of shareholders of the Company, to be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia, at 2:30 p.m. on May 23, 2002 and at any and all adjournments thereof. Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following matters:

1. To receive the Annual Report of the Directors to the Shareholders.

   For ☐ Against ☐

2. To receive and approve the Audited Financial Statements for the period ending November 30, 2001 together with the Auditor's Report thereon.

   For ☐ Against ☐

3. To appoint STEELE & CO., Chartered Accountants, as Auditors of the Company for the ensuing year and to authorize the Directors of the Company to fix the remuneration to be paid to the Auditors.

   For ☐ Against ☐

4. To fix the number of Directors of the Company for the ensuing year at six (6).

   For ☐ Against ☐

5. To elect the following persons as Directors of the Company to hold office until the next Annual General Meeting of the Company as follows:

	For	Withhold
PETER J. DAHL	☐	☐
JEFFREY P. DAHL	☐	☐
ROBERT E. KELL	☐	☐
LARRY D. MCLEAN	☐	☐
ALLEN D. LESCHERT	☐	☐
PATRICIO G. KYLLMANN	☐	☐

6. To approve an ordinary resolution to grant to the directors, officers and employees of the Company and consultants permitted under BC Instrument # 45-504, such incentive stock options to purchase common shares in the capital stock of the Company and to authorize any amendments to existing or hereafter granted stock options for such periods, in such amounts, at such prices per share, and on such terms and conditions as are acceptable to the Canadian Venture Exchange Inc. and as may be approved by the Board of Directors, in their sole discretion, and to authorize the exercise of any such options granted to Insiders.

   For ☐ Against ☐

7. To approve an ordinary resolution of disinterested shareholders to authorize the amendment of any stock options previously granted to insiders of the Company by decreasing the exercise prices thereof to such price as may be approved by the Board of Directors and be acceptable to the Canadian Venture Exchange Inc.

For ☐ Against ☐

NOTES TO INSTRUMENT OF PROXY

1. The shares represented by this proxy will be voted in accordance with the instructions given below. However, it should be noted that this Form of Proxy is a discretionary proxy and the persons named therein are authorized to vote in accordance with their discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this Proxy Instrument or on any other matters which may properly come before the meeting or any adjournment or adjournments thereof. **IF NO CHOICE IS SPECIFIED HEREIN, OR IF ANY INSTRUCTIONS GIVEN ARE NOT CLEAR, THE SHARES SHALL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE, ALL IN THE SAME MANNER AND TO THE SAME EXTENT AS THE UNDERSIGNED COULD DO IF THE UNDERSIGNED WERE PERSONALLY PRESENT AT THE MEETING.**

2. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS PROXY TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING.** Such right may be exercised by printing in the space provided the name of the person to be appointed, in which case only the person so named may vote the shares at the meeting.

3. This proxy will not be valid unless it is dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If the proxy is executed by an attorney for an individual stockholder or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, much accompany the proxy instrument.

4. The instrument of proxy, to be effective, must be deposited at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 24 hours before the holding of the Annual General Meeting or any adjournment thereof.

The shares represented by this proxy may be voted on the above items by marking "X" in the space provided for that purpose.

The undersigned hereby revokes any proxy previously given. Executed on the

________ day of ________________________, 2002.

________________________ Signature

________________________ No. of Shares Held

SAMEX MINING CORP.
#301 32920 Ventura Avenue
Abbotsford, BC
V2S 6J3
Tel: (604) 870-9920
Toll Free: 800 828-1488
Fax: (604) 870-9930

April 17, 2002

B.C. Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

RE: Annual General Meeting Materials

Attached are the following documents:

1. Audited annual financial statements
2. Form 51-901F with attached Schedules B & C

The financial statements are for the year ended November 30, 2001 and have been approved by the Board of Directors and duly executed by two directors of the Company in accordance with your regulations.

WE HEREBY CERTIFY that a copy of the above referenced materials were mailed on April 17, 2002 to all the registered and non-registered shareholders by the Company's transfer agent, Computershare Investor Services Inc. Attached to this filing is the confirmation of mailing letter from Computershare.

The amount of $75.00 representing your fee will be attached by electronic transfer of funds.

Yours truly,

Per: "Jeffrey P. Dahl"
President

Per: "Larry D. McLean"
Vice President, Operations

/blm
cc: Canadian Venture Exchange

SAMEX MINING CORP.
#301 32920 Ventura Avenue
Abbotsford, BC
V2S 6J3
Tel: (604) 870-9920
Toll Free: 800 828-1488
Fax: (604) 870-9930

April 17, 2002

B.C. Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

RE: Annual General Meeting Materials

Please refer to Schedule C in the Annual Financial Statements filing for the Annual Report.

WE HEREBY CERTIFY that a copy of the above referenced materials were mailed on April 17, 2002 to all the registered and non-registered shareholders by the Company's transfer agent, Computershare Investor Services Inc. Attached to this filing is the confirmation of mailing letter from Computershare.

Yours truly,

Per: "Jeffrey P. Dahl"
President

Per: "Larry D. McLean"
Vice President, Operations

/blm
cc: Canadian Venture Exchange

SAMEX



2001 ANNUAL REPORT

SAMEX

S A M E X
M I N I N G
C O R P .

S A M E X M I N I N G C O R P.

CORPORATE HIGHLIGHTS FOR 2001

- $838,188 expended on the Company's mineral exploration properties in Bolivia
- Geophysics surveys and 1580 meters of drilling completed on the Eskapa Property
- Secured $486,500 in private placement financing to fund the Company's activities

FOR DETAILS TURN TO:

SCHEDULE A - *AUDITOR'S REPORT, FINANCIAL STATEMENTS*

SCHEDULE B - *SUPPLEMENTARY INFORMATION*

SCHEDULE C - *MANAGEMENT DISCUSSION, ANALYSIS OF FINANCIAL STATEMENTS, MINERAL PROPERTIES, NEWS RELEASES*

SAMEX Mining Corp. is exploring the mineral-rich Cordillera of Bolivia, Chile and Argentina. This prolific mining belt hosts some of the world's largest ore bodies.

SAMEX Mineral Exploration Properties In Bolivia

EL DESIERTO
Epithermal Gold-Silver, Porphyry Copper Prospects

ESKAPA
Epithermal Gold -Silver, Copper Prospects

SANTA ISABEL
Zinc-Silver-Lead-Indium-Copper-Gold Targets

WALTER
Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth

WARA WARA
Sediment-Hosted Zinc-Silver-Lead-Copper Targets

YARETANI
Shear & Sediment-Hosted Gold Targets

SAMEX trades on the Canadian Venture Exchange - symbol: **SXG**
SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: **SMXMF**

See ***www.samex.com*** for news releases and additional information.

SAMEX

STEELE & CO.*
CHARTERED ACCOUNTANTS
*Representing incorporated professionals

SUITE 808
808 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA V6C 1C8

TELEPHONE: (604) 687-8808
TELEFAX: (604) 687-2702
EMAIL: email@steele-co.ca

AUDITORS' REPORT

To the Shareholders
of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (a development stage company) as at November 30, 2001 and 2000 and the consolidated statements of operations and deficit, mineral interests and deferred exploration costs and cash flow for the years ended November 30, 2001, 2000 and 1999 and cumulative to November 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and cash flow for each of the years in the three-year period ended November 30, 2001 and cumulative to November 30, 2001 in accordance with Canadian generally accepted accounting principles consistently applied.

Vancouver, Canada
March 22, 2002

"STEELE & CO."
CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated March 22, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada
March 22, 2002

"STEELE & CO."
CHARTERED ACCOUNTANTS

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

NOVEMBER 30, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)

	2001	2000
ASSETS		
CURRENT		
CASH (NOTE 3)	$ 111,035	$ 17,412
MARKETABLE SECURITIES	0	3,000
	111,035	20,412
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	1,011,907	1,351,097
CAPITAL (NOTE 5)	60,310	83,591
	$ 1,183,252	$ 1,455,100
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE	$ 48,820	$ 241,805
ACCOUNTS PAYABLE - RELATED PARTIES (NOTE 8)	236,768	76,229
	285,588	318,034
NOTES PAYABLE (NOTE 6)	400,197	367,123
	685,785	685,157
COMMITMENTS AND CONTINGENCIES (NOTE 10)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (NOTE 7)		
AUTHORIZED		
100,000,000 COMMON SHARES WITHOUT PAR VALUE		
50,000,000 PREFERRED SHARES		
ISSUED		
41,000,881 COMMON SHARES (2000 - 34,935,881 COMMON SHARES)	14,055,144	13,411,946
SHARE SUBSCRIPTIONS (NOTE 7)	140,890	40,000
DEFICIT	(13,698,567)	(12,682,003)
	497,467	769,943
	$ 1,183,252	$ 1,455,100

APPROVED BY THE DIRECTORS

"Jeffrey P. Dahl"

"Larry D. McLean"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

STEELE & CO.
CHARTERED ACCOUNTANTS

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999

(EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE TO NOVEMBER 30, 2001	2001	2000	1999
OPERATIONS				
ACCOUNTING AND AUDIT	$ 109,574	$ 26,958	$ 10,629	$ 7,779
AMORTIZATION	85,832	1,121	14,961	20,458
BANK CHARGES AND INTEREST	(36,735)	2,503	(731)	503
CAPITAL TAX	5,835	0	0	0
CONSULTING	104,289	8,730	9,548	20,035
FOREIGN EXCHANGE	(194,494)	10,706	(46,829)	(46,037)
INTEREST ON LONG-TERM DEBT	100,197	33,074	31,123	27,000
LEGAL	422,764	23,337	4,345	42,647
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	2,605,368	236,829	498,060	510,835
OFFICE, SUPPLIES AND MISCELLANEOUS	649,776	65,077	58,588	88,023
PRINTING	120,932	3,383	10,035	13,211
REGULATORY FEES	121,154	19,055	16,819	19,733
SALARIES	1,777,308	240,818	255,053	242,448
SHARE TRANSFER AGENT	52,679	6,060	6,944	7,661
TRAVEL AND PROMOTION	453,439	8,722	22,409	54,962
NET LOSS FROM OPERATIONS	6,377,918	686,373	890,954	1,009,258
GAIN ON SALE OF MARKETABLE SECURITIES	(8,827)	(8,827)	0	0
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,329,476	339,018	5,439,359	0
NET LOSS FOR THE PERIOD (NOTE 11)	13,698,567	1,016,564	6,330,313	1,009,258
DEFICIT BEGINNING OF THE PERIOD		12,682,003	6,351,690	5,342,432
DEFICIT END OF THE PERIOD		$ 13,698,567	$ 12,682,003	$ 6,351,690
NET LOSS PER COMMON SHARE		$ .03	$ .19	$ .04

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

STEELE & CO.
CHARTERED ACCOUNTANTS

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
(EXPRESSED IN CANADIAN DOLLARS)

	2001	2000	1999
EXPENDITURES FOR THE PERIOD	$ (172)	$ 92,303	$ 688,108
WRITTEN OFF DURING THE PERIOD			
EL DESIERTO - BOLIVIA	(155,001)	(5,601)	0
WARA WARA - BOLIVIA	(170,630)	0	0
SANTA ISABEL - BOLIVIA	0	(2,113,801)	0
WALTER - BOLIVIA	(4,959)	(1,717,486)	0
YARETANI - BOLIVIA	(1,070)	(817,156)	0
ABANDONED PROPERTIES	(7,358)	(785,315)	0
BALANCE BEGINNING OF THE PERIOD	1,351,097	6,698,153	6,010,045
BALANCE END OF THE PERIOD	$ 1,011,907	$ 1,351,097	$ 6,698,153

SUMMARY OF DEFERRED COSTS

	2001	2000	1999
BOLIVIA			
ESKAPA	$ 905,040	$ 910,366	$ 891,604
EL DESIERTO	1,000	150,962	244,902
WARA WARA	1,000	170,895	55,203
SANTA ISABEL	1,000	1,000	2,112,071
WALTER	1,000	1,000	1,696,587
YARETANI	1,000	1,000	785,878
ABANDONED PROPERTIES	0	0	763,692
UNALLOCATED ADVANCES	101,867	115,874	148,216
	$ 1,011,907	$ 1,351,097	$ 6,698,153

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

STEELE & CO.
CHARTERED ACCOUNTANTS

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
(EXPRESSED IN CANADIAN DOLLARS)

	2001	2000	1999
ESKAPA - BOLIVIA			
AMORTIZATION	$ 0	$ (1,518)	$ 2,878
DRILLING AND SUB-CONTRACTS	360,464	60	264,776
FIELD SUPPLIES	8,685	8,023	3,496
FOOD AND LODGING	27,520	7,386	9,455
FUEL	9,792	1,119	6,284
GEOLOGY, MAPPING AND SURVEYS	153,052	52,815	133,118
LEGAL	1,329	1,512	6,857
MINERAL INTEREST	0	4,753	1,812
PROPERTY CLAIMS	3,134	4,746	8,452
REPAIRS AND MAINTENANCE	3,508	376	5,217
SITE ADMINISTRATION	3,240	0	0
TRAVEL	8,321	7,992	25,233
RECOVERY OF COSTS	(584,371)	(68,502)	0
	$ (5,326)	$ 18,762	$ 467,578
EL DESIERTO - BOLIVIA			
AMORTIZATION	$ (260)	$ (2,235)	$ 4,206
DRILLING AND SUB-CONTRACTS	12,726	101,409	38,788
FIELD SUPPLIES	0	1,937	0
FOOD AND LODGING	470	10,722	8,129
FUEL	503	17,714	9,186
GEOLOGY, MAPPING AND SURVEYS	0	38,464	0
LEGAL	248	2,498	10,020
PROPERTY CLAIMS	7,220	26,972	6,175
REPAIRS AND MAINTENANCE	1,292	7,972	7,625
SITE ADMINISTRATION	0	0	169
TRAVEL	0	9,515	0
RECOVERY OF COSTS	(17,160)	(303,307)	(2,000)
	$ 5,039	$ (88,339)	$ 82,298

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
(EXPRESSED IN CANADIAN DOLLARS)

	2001	2000	1999
WARA WARA - BOLIVIA			
AMORTIZATION	$ 0	$ (584)	$ 1,107
DRILLING AND SUB-CONTRACTS	419	67,110	(21,519)
FIELD SUPPLIES	0	3,604	0
FOOD AND LODGING	123	3,309	2,138
FUEL	132	430	2,417
GEOLOGY, MAPPING AND SURVEYS	0	33,066	0
LEGAL	(3,661)	4,373	2,637
PROPERTY CLAIMS	3,718	2,870	5,170
REPAIRS AND MAINTENANCE	4	146	2,006
SITE ADMINISTRATION	0	0	47
TRAVEL	0	1,368	0
	$ 735	$ 115,692	$ (5,997)
SANTA ISABEL- BOLIVIA			
AMORTIZATION	$ 0	$ 2,730	$ 1,627
DRILLING AND SUB-CONTRACTS	0	0	41,046
FOOD AND LODGING	0	0	11,549
FUEL	0	0	6,622
LEGAL	0	0	5,676
PROPERTY CLAIMS	0	0	8,351
REPAIRS AND MAINTENANCE	0	0	10,578
SITE ADMINISTRATION	0	0	50
	$ 0	$ 2,730	$ 85,499

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999
(EXPRESSED IN CANADIAN DOLLARS)

	2001	2000	1999
WALTER - BOLIVIA			
AMORTIZATION	$ 0	$ 15,887	$ 15,886
DRILLING AND SUB-CONTRACTS	198	0	2,640
FOOD AND LODGING	0	0	3,735
FUEL	0	0	2,068
LEGAL	0	0	1,383
MINERAL INTEREST	0	0	(10,926)
PROPERTY CLAIMS	4,761	6,012	15,305
REPAIRS AND MAINTENANCE	0	0	7,392
	$ 4,959	$ 21,899	$ 37,483
YARETANI - BOLIVIA			
AMORTIZATION	$ 0	$ (1,402)	$ 2,656
DRILLING AND SUB-CONTRACTS	1,959	20,887	146,536
FOOD AND LODGING	296	1,699	5,134
FUEL	318	1,032	5,801
LEGAL	44	1,395	6,330
PROPERTY CLAIMS	(1,561)	8,320	5,253
REPAIRS AND MAINTENANCE	14	347	4,814
SITE ADMINISTRATION	0	0	236
	$ 1,070	$ 32,278	$ 176,760
ABANDONED PROPERTIES			
AGUA DE CASTILLA - BOLIVIA	$ 1,923	$ 19,161	$ 107,269
PANIZOS - BOLIVIA	0	0	6,106
SORA SORA - BOLIVIA	5,435	2,462	60,641
	$ 7,358	$ 21,623	$ 174,016
UNALLOCATED			
EXPLORATION ADVANCES	$ (14,007)	$ (32,342)	$ (329,529)
EXPENDITURES FOR THE PERIOD	$ (172)	$ 92,303	$ 688,108

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED NOVEMBER 30, 2001, 2000 AND 1999

(EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE TO NOVEMBER 30, 2001	2001	2000	1999
CASH PROVIDED (USED) BY				
OPERATING ACTIVITIES				
NET LOSS FOR THE PERIOD	$ (13,698,567)	$ (1,016,564)	$ (6,330,313)	$ (1,009,258)
ADD NON-CASH ITEMS				
COMMON SHARES - FOR SERVICES	29,300	0	0	12,500
MINERAL INTEREST AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,329,476	339,018	5,439,359	0
AMORTIZATION	85,832	1,121	14,961	20,458
	(6,253,959)	(676,425)	(875,993)	(976,300)
CHANGE IN NON-CASH WORKING CAPITAL ITEMS				
CURRENT ASSETS	0	3,000	(1,000)	(2,000)
CURRENT LIABILITIES	647,676	272,642	259,845	46,784
	(5,606,283)	(400,783)	(617,148)	(931,516)
FINANCING ACTIVITIES				
NOTES PAYABLE	400,197	33,074	31,123	27,000
LONG-TERM DEBT	0	0	0	(20,211)
COMMON SHARES - FOR CASH	13,804,646	479,000	476,460	1,688,150
SHARE SUBSCRIPTIONS	0	(40,000)	40,000	0
	14,204,843	472,074	547,583	1,694,939
INVESTING ACTIVITIES				
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(8,110,478)	22,332	(52,136)	(651,114)
CAPITAL ASSETS	(377,047)	0	(3,525)	(714)
	(8,487,525)	22,332	(55,661)	(651,828)
CHANGE IN CASH FOR THE PERIOD	111,035	93,623	(125,226)	111,595
CASH BEGINNING OF THE PERIOD	0	17,412	142,638	31,043
CASH END OF THE PERIOD	$ 111,035	$ 111,035	$ 17,412	$ 142,638

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

STEELE & CO.
CHARTERED ACCOUNTANTS

1. BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. The fiscal year end of the operating subsidiaries is September 30, except as noted.

COMPANY	LOCATION	OWNERSHIP
South American Mining & Exploration Corp.	Canada	100%
Samex International Ltd.	Bahamas	100%
Samex S.A.	Bolivia	98%
Bolivex S.A.	Bolivia	98%
Emibol S.A.	Bolivia	98%

2. ACCOUNTING POLICIES

a. Going Concern Assumptions

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate when the Company is not expected to continue operations for the foreseeable future. As at November 30, 2001, the Company had not commenced operations and is not able to finance day-to-day activities through operations. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended November 30, 2001 and 2000, the Company reported net losses of $1,016,564 and $6,330,313 respectively.

b. Estimates and Fair Values

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates. The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values. It is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

2. ACCOUNTING POLICIES (CONTINUED)

c. Mineral Property Interests and Values

The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at cost or at an ascribed amount if the consideration is treasury shares. The Company includes in mineral property costs the lease and option payments made on properties that are held under lease and option agreements. All costs relating to exploration projects are deferred until such time as the projects are put into commercial production, sold or abandoned.

The amounts shown for mineral interests and deferred exploration costs represent accumulated or nominal costs and do not necessarily represent present or future values. The properties and carrying values are subject to periodic review for permanent impairment. These costs will be amortized to operations over the life of the mineral interests once commercial production levels have been achieved. The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

d. Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i. Monetary assets and liabilities at year end rates;
ii. All other assets and liabilities at historical rates;
iii. Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

e. Capital Assets

Capital assets are recorded at cost. The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates:

Office equipment	over 4 to 10 years
Exploration equipment	over 4 to 8 years
Vehicles	over 5 years

2. ACCOUNTING POLICIES (CONTINUED)

f. Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant. The options are exercisable upon issue and have fixed exercise prices and expiry dates not exceeding five years. Generally, the Company is entitled to reserve up to 10% of its issued capital for stock-based compensation plans. No compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is recorded as share capital.

g. Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

3. CASH

The Company maintains its cash balances in Canadian and U.S. currencies. At the year end, the Canadian dollar equivalents were as follows:

	2001	2000
Canadian dollars	$ 85,874	$ 6,887
U.S. dollars		
in Canada	19,846	289
in Bolivia	5,315	10,236
	$ 111,035	$ 17,412

4. MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

The Company has invested in various properties located in Bolivia. The mineral interests have been acquired by entering into purchase or option agreements or by staking. Ownership of some properties is held by a company controlled by a director. Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted. The Company has entered into an agreement under which a third party has acquired a 40% interest in the Eskapa Property for U.S. $461,000.

5. CAPITAL ASSETS

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE 2001	NET BOOK VALUE 2000
Office equipment	$ 100,094	$ 81,049	$ 19,045	$ 23,031
Exploration equipment	158,117	116,919	41,198	60,460
Vehicles	61,423	61,356	67	100
	$ 319,634	$ 259,324	$ 60,310	$ 83,591

6. NOTES PAYABLE

The notes payable are due July, 2003 and bear interest at 9% per annum compounded annually and payable at maturity. The notes are convertible into note units at a current price of $.40 per note unit increasing by $.05 per year. The note units consist of one common share and one share purchase warrant with a two-year term. One share purchase warrant plus the note unit conversion amount entitle the holder to one common share. The interest on notes converted to note units will be accrued at 7% per annum.

	2001	2000
Notes payable principal	$ 300,000	$ 300,000
Accrued interest	100,197	67,123
	$ 400,197	$ 367,123

7. SHARE CAPITAL

a. Issued

	NUMBER	CONSIDERATION
Balance November 30, 1999	31,724,481	$ 12,878,486
Private Placements		
@ $.15 per share	2,176,400	326,460
@ $.20 per share	750,000	150,000
Issued for settlement of debt @ $.20 per share	285,000	57,000
Balance November 30, 2000	34,935,881	13,411,946
Private Placements @ $.10 per share	4,865,000	486,500
Issued for settlement of debt @ $.14 per share	1,200,000	164,198
Finders fees		
Cash	0	(7,500)
Balance November 30, 2001	41,000,881	$ 14,055,144

7. SHARE CAPITAL (CONTINUED)

b. Share Options

BALANCE 2000	ISSUED/ (EXPIRED)	BALANCE 2001	TERMS
3,035,000	(575,000)	2,460,000	$.40 to April 19, 2005

c. Share Purchase Warrants

BALANCE 2000	ISSUED/ (EXPIRED)	BALANCE 2001	TERMS
6,314,000	(6,314,000)	$ 0	Various (all expired)
750,000	0	750,000	$.25 to April 20, 2002 (126,500 exercised)
2,176,400	0	2,176,400	$.20 to August 9, 2002 (224,000 exercised)
0	2,475,000	2,475,000	$.15 to January 30, 2003 (50,000 exercised)
0	1,260,000	1,260,000	$.10 to November 1, 2003 (140,000 exercised)
0	1,130,000	1,130,000	$.12 to November 15, 2003 (30,000 exercised)
9,240,400	(1,449,000)	7,791,400	

d. Share Subscriptions

Directors and employees have agreed to receive 1,408,900 common shares in payment of unpaid wages of $120,890 and accounts payable of $20,000. The common shares were issued subsequent to the year end.

e. Subsequent Event

Subsequent to the year end, the Company received proceeds of $318,000 to acquire 2,120,000 private placement units. Each unit consists of one common share and one share purchase warrant. One warrant and $.20 entitles the holder to one additional share until March 5, 2003, increasing to $.25 until March 5, 2004. An additional 80,000 private placement units were issued to a third party as an advisory service fee.

8. RELATED PARTY TRANSACTIONS

Accounts payable to related parties consists of unpaid wages payable to directors and officers. A Canadian director charged the Company $23,337 for legal services.

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2001

9. SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in Bolivia. The Company derives income and incurs costs associated with assets in different geographic locations.

Segmented information on the Company's sole industry segment reported by geographic area is as follows:

	DOMESTIC	BOLIVIA	TOTAL
2001			
Operating expenses			
Amortization	$ 1,121	$ 0	$ 1,121
Foreign exchange	0	10,706	10,706
Interest on long-term debt	33,074	0	33,074
Mineral interests, administration, investigation and evaluation	0	236,829	236,829
Salaries and management fees	240,818	0	240,818
Administration and general	163,825	0	163,825
Net loss from operations	438,838	247,535	686,373
Gain on sale of marketable securities	(8,827)	0	(8,827)
Mineral interests and deferred exploration costs written off	0	339,018	339,018
Net loss for the year	$ 430,011	$ 586,553	$ 1,016,564
Recoveries from mineral property interests	$ 0	$ (172)	$ (172)
Capital assets and mineral property interests	$ 4,507	$ 1,067,710	$ 1,072,217
Total assets	$ 110,227	$ 1,073,025	$ 1,183,252
2000			
Operating expenses			
Amortization	$ 14,961	$ 0	$ 14,961
Foreign exchange	0	(46,829)	(46,829)
Interest on long-term debt	31,123	0	31,123
Mineral interests, administration, investigation and evaluation	0	498,060	498,060
Salaries and management fees	255,053	0	255,053
Administration and general	138,586	0	138,586
Net loss from operations	439,723	451,231	890,954
Mineral interests and deferred exploration costs written off	0	5,439,359	5,439,359
Net loss for the year	439,723	5,890,590	6,330,313
Expenditure for mineral property interests	$ 0	$ 92,303	$ 92,303
Capital assets and mineral property interests	$ 5,628	$ 1,429,060	$ 1,434,688
Total assets	$ 17,342	$ 1,437,758	$ 1,455,100

10. COMMITMENTS AND CONTINGENCIES

Legal Actions

The Company has been named but not served as a defendant in two related legal proceedings filed in California. Management believes that the proceedings are without merit and no provision for costs arising therefrom has been made in the accounts.

11. INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future year's taxable income in Canada and Bolivia. As at November 30, 2001, Canadian operating losses of approximately $4,328,000 were available for carry forward. The availability of these losses expire as follows: 2002 -$938,000; 2003 - $754,000; 2004 - $678,000; 2005 -$511,000; 2006 - $527,000; 2007 - $430,000; and 2008 - $490,000. Resource-related expenditures available for carry-forward in Canada amount to approximately $5,130,000. No benefit in respect of these losses in any jurisdiction has been recognized in the accounts.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian basis") which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. basis"). Had the Company followed the U.S. basis, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are excluded from net income and deferred as a separate component of shareholder equity.

An assessment of the recoverability of mineral interests and deferred exploration costs is not practical until the existence of commercial reserves is established. Therefore, the capitalization of those costs does not begin until that time.

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2001

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

Consolidated Statement of Operations	2001	2000	1999
Net loss as shown on the financial statements - Canadian basis	$ 1,016,564	$ 6,330,313	$ 1,009,258
Deferral of translation gain on inter-company transactions of a long-term investment nature	(11,101)	23,784	27,918
Write-down of mineral interests and deferred exploration costs without established commercial reserves	(339,190)	(5,347,056)	688,108
Net loss - U.S. basis	$ 666,273	$ 1,007,041	$ 1,725,284
Basic loss per share - U.S. basis	$ .02	$ .03	$ .06
Weighted average number of common shares outstanding	37,503,798	33,077,448	27,726,564

Consolidated Statement of Cash Flow	2001	2000	1998
Operating activities	$ (367,350)	$ (693,068)	$ (1,596,048)
Financing activities	460,973	571,367	1,708,357
Investing activities	0	(3,525)	(714)

Consolidated Balance Sheets	2001		2000	
	Cdn. Basis	U.S. Basis	Cdn. Basis	U.S. Basis
Assets				
Current	$ 111,035	$ 111,035	$ 20,412	$ 20,412
Mineral interests	1,011,907	0	1,351,097	0
Capital	60,310	60,310	83,591	83,591
	$ 1,183,252	$ 171,345	$ 1,455,100	$ 104,003
Liabilities				
Current	$ 285,588	$ 285,588	$ 318,034	$ 318,034
Long-term	400,197	400,197	367,123	367,123
	685,785	685,785	685,157	685,157
Shareholders' equity	497,467	(514,440)	769,943	(581,154)
	$ 1,183,252	$ 171,345	$ 1,455,100	$ 104,003

SAMEX MINING CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2001

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

Consolidated Statement of Shareholders' Equity

	COMMON SHARES				
	SHARES	AMOUNT	TRANSLATION ADJUSTMENT	DEFICIT	TOTAL SHAREHOLDERS' EQUITY
Balance at November 30, 1998	25,204,481	$ 11,177,836	$ 161,282	$ (11,513,759)	$ (174,641)
Net loss	0	0	0	(1,725,284)	(1,725,284)
Change in the year	6,520,000	1,700,650	27,918	0	1,728,568
Balance at November 30, 1999	31,724,481	12,878,486	189,200	(13,239,043)	(171,357)
Net loss	0	0	0	(1,007,041)	(1,007,041)
Share subscriptions	0	40,000	0	0	40,000
Change in the year	3,211,400	533,460	23,784	0	557,244
Balance at November 30, 2000	34,935,881	13,451,946	212,984	(14,246,084)	(581,154)
Net loss	0	0	0	(666,273)	(666,273)
Share subscriptions	0	100,890	0	0	100,890
Change in the year	6,065,000	643,198	(11,101)	0	632,097
Balance at November 30, 2001	41,000,881	$ 14,196,034	$ 201,883	$ (14,912,357)	$ (514,440)

SCHEDULE B: *SUPPLEMENTARY INFORMATION*

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 28, 2001

Private Placement #22 - During the first quarter, SAMEX completed a private placement of 2,475,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced as 2,275,000 units in News Release No. 23-00 dated December 12, 2000). The warrant entitles the holder to purchase an additional common share at a price of $0.15 per share if exercised at any time during the two year term of the warrant which expires January 30, 2003. Regulatory acceptance was granted and the 2,475,000 share/warrant units were issued January 30, 2001. The units are subject to a hold period until May 30, 2001. The proceeds of the private placement are for exploration on the Company's mineral properties in Bolivia, outstanding current obligations and for general working capital. A director/officer of SAMEX was a placee for 250,000 units. (see News Release No. 3-01 dated February 2, 2001)

SECURITIES ISSUED DURING FIRST QUARTER - December 1, 2000 - February 28, 2001

Outstanding shares at November 30, 2000 - 34,935,881

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Jan 30/01	Common Shares	Private Placement	2,475,000	$0.10	$247,500	cash	None
	Warrants		2,475,000				

Outstanding shares at February 28, 2001 - 37,410,881

DIRECTORS AND OFFICERS OF THE COMPANY - Patricio G. Kyllmann - Chairman, President and Director, Jeffrey P. Dahl - Vice Chairman and Director, Larry D. McLean - Vice President Operations and Director, Robert E. Kell - Vice President Exploration and Director, Allen D. Leschert - Director, Peter J. Dahl - Director, Brenda L. McLean - Corporate Secretary

SECOND QUARTER - FOR THE PERIOD ENDED MAY 31, 2001

NO SECURITIES ISSUED DURING SECOND QUARTER - March 1, 2001 - May 31 2001

Outstanding shares at May 31, 2001 - 37,410,881

DIRECTORS AND OFFICERS OF THE COMPANY - Patricio G. Kyllmann - Chairman, President and Director, Jeffrey P. Dahl - Vice Chairman and Director, Larry D. McLean - Vice President Operations and Director, Robert E. Kell - Vice President Exploration and Director, Allen D. Leschert - Director, Peter J. Dahl - Director, Brenda L. McLean - Corporate Secretary

THIRD QUARTER - FOR THE PERIOD ENDED AUGUST 31, 2001

NO SECURITIES ISSUED DURING THIRD QUARTER - June 1, 2001 - August 31, 2001

Outstanding shares at August 31, 2001 - 37,410,881

DIRECTORS AND OFFICERS OF THE COMPANY - During the third quarter, Patricio Kyllmann stepped down as Chairman and President of the Company. Mr. Kyllmann remains a Director of the Company and its Bolivian subsidiaries. Peter Dahl, a fellow founding Director of the Company, was appointed Chairman of the Board and Jeffrey Dahl accepted the appointment to serve as President.

Effective August 7, 2001, the Directors and Officers of the Company are as follows: Peter J. Dahl - Chairman and Director, Jeffrey P. Dahl - President and Director, Robert E. Kell - Vice President Exploration and Director, Larry D. McLean - Vice President Operations and Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Brenda L. McLean - Corporate Secretary.

FOURTH QUARTER - FOR THE YEAR ENDED NOVEMBER 30, 2001

PRIVATE PLACEMENT #23 - SAMEX completed a private placement of 1,260,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced in News Release No. 19-01 dated October 17, 2001). The warrant entitles the holder to purchase an additional common share at a price of $0.10 per share if exercised at any time during the two year term of the warrant which expires November 1, 2003. Regulatory acceptance was granted and the 1,260,000 share/warrant units were issued November 1, 2001. The units are subject to a hold period until March 1, 2002. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. A director/officer of SAMEX was a placee for 150,000 units. (News Release No. 22-01 dated November 8, 2001)

DEBT SETTLEMENT - SAMEX settled debt of CDN $164,198 (US$106,900) with a creditor by issuing 1,200,000 common shares, which equates to a deemed price of $0.1368 per share. The 1,200,000 shares were issued November 14, 2001 and are subject to a hold period until March 14, 2002. (News Release No. 24-01 dated November 16, 2001)

PRIVATE PLACEMENT #24 - SAMEX completed a private placement of 1,130,000 units comprised of one common share and one warrant at a price of $0.10 per unit. The warrant entitles the holder to purchase an additional common share at a price of $0.12 per share if exercised at any time during the two year term of the warrant which expires November 15, 2003. Regulatory acceptance was granted and the 1,130,000 share/warrant units were issued November 15, 2001. The units are subject to a hold period until March 15, 2002. A finder's fee of $7,500 was paid in relation to a $100,000 portion of the private placement. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. (News Release No. 24-01 dated November 16, 2001)

STOCK OPTIONS - SAMEX announced its intention to grant additional incentive stock options exercisable at a price of $0.15 per share to employees, directors, officers and consultants thereby increasing the number of options granted to a total of 3,530,000 shares. The Company did not proceed with the grant of these options. (News Release No. 24-01 dated November 16, 2001)

DEBT SETTLEMENT - SAMEX agreed to settle debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share. An $89,540.00 portion of the settlement was owed to certain directors of SAMEX. The debt settlement was completed subsequent to year end by the issuance of the shares on January 4, 2002.

SECURITIES ISSUED DURING FOURTH QUARTER - September 1, 2001 to November 30, 2001

Outstanding shares at August 31, 2001 - 37,410,881

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Nov 1/01	Common Shares	Private Placement	1,260,000	$0.10	$126,000	cash	None
	Warrants		1,260,000				
Nov 14/01	Common Shares	Shares-For-Debt	1,200,000	deemed $0.1368	NIL	Settled Debt of $164, 198.00	N/A
Nov 15/01	Common Shares	Private Placement	1,130,000	$0.10	$113,000	cash	$7,500
	Warrants		1,130,000				

Outstanding shares at November 30, 2001 - 41,000,881

DIRECTORS AND OFFICERS OF THE COMPANY - Peter J. Dahl - Chairman and Director, Jeffrey P. Dahl - President and Director, Robert E. Kell - Vice President Exploration and Director, Larry D. McLean - Vice President Operations and Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Brenda L. McLean - Corporate Secretary.

INCENTIVE SHARE OPTIONS - At November 30, 2001, options were outstanding to directors, employees and consultants to acquire a total of 2,460,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Patricio Kyllmann	April 19, 2000	450,000	$0.40	April 19, 2005
Jeffrey Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Robert Kell	April 19, 2000	300,000	$0.40	April 19, 2005
Larry McLean	April 19, 2000	300,000	$0.40	April 19, 2005
Peter Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Allen Leschert	April 19, 2000	300,000	$0.40	April 19, 2005
Brenda McLean	April 19, 2000	150,000	$0.40	April 19, 2005
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Dale Dobson	April 19, 2000	20,000	$0.40	April 19, 2005
Richard Hughes	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000	30,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005
TOTAL OPTIONS		**2,460,000**		

SUBSEQUENT EVENTS - TO THE YEAR ENDED NOVEMBER 30, 2001

SHARES-FOR-DEBT SETTLEMENT - SAMEX settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 shares at a deemed price of $0.10/share. An $89,540 portion of the settlement involved debt owed to four directors of SAMEX. The 1,408,900 shares were issued January 4, 2002 and are subject to a hold period until May 4, 2002. (News Release No. 1-02 dated January 11, 2002)

PRIVATE PLACEMENT #25 - SAMEX completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit. The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) was paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units. All 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. (News Release No. 4-02 dated March 8, 2002)

ESKAPA PROPERTY OPTION AGREEMENT AMENDED - SAMEX and International Chalice Resources ("Chalice") agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002. Chalice made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest. (News Release No. 4-02 dated March 8, 2002)

CHALICE DROPS OPTION ON EL DESIERTO PROPERTY - Chalice notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquishes any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements. (News Release No. 4-02 dated March 8, 2002)

STOCK OPTIONS GRANTED - SAMEX granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to 2,460,000 outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares. (News Release No. 5-02 dated March 19, 2002) 1,300,000 of the new options were granted to Directors/Officers of the Company.

At April 5, 2002 options were outstanding to acquire a total of 3,940,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Patricio Kyllmann	April 19, 2000	450,000	$0.40	April 19, 2005
Jeffrey Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Robert Kell	April 19, 2000	300,000	$0.40	April 19, 2005
Larry McLean	April 19, 2000	300,000	$0.40	April 19, 2005
Peter Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Allen Leschert	April 19, 2000	300,000	$0.40	April 19, 2005
Brenda McLean	April 19, 2000	150,000	$0.40	April 19, 2005
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Dale Dobson	April 19, 2000	20,000	$0.40	April 19, 2005
Richard Hughes	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000	30,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005
Options @ $0.40		**2,460,000**		
Patricio Kyllmann	March 19, 2002	200,000	$0.20	March 19, 2007
Jeffrey Dahl	March 19, 2002	200,000	$0.20	March 19, 2007
Robert Kell	March 19, 2002	200,000	$0.20	March 19, 2007
Larry McLean	March 19, 2002	200,000	$0.20	March 19, 2007
Peter Dahl	March 19, 2002	200,000	$0.20	March 19, 2007
Allen Leschert	March 19, 2002	200,000	$0.20	March 19, 2007
Brenda McLean	March 19, 2002	100,000	$0.20	March 19, 2007
Dale Dobson	March 19, 2002	30,000	$0.20	March 19, 2007
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	March 19, 2002	50,000	$0.20	March 19, 2007
Options @ $0.20		**1,480,000**		
TOTAL OPTIONS		**3,940,000**		

PORTION OF PROMISSORY NOTE CONVERTED TO UNITS - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The share/warrant units were issued April 1, 2002. The warrant entitles the holder to purchaser an additional share at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's long-term debt by $128,244.67. (See "Notes Payable" in Financial Statement)

SUMMARY OF SECURITIES ISSUED SUBSEQUENT TO THE YEAR ENDED NOVEMBER 30, 2001

Outstanding shares at November 30, 2001 - 41,000,881

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Jan 4/02	Common Shares	Shares-For-Debt	1,408,900	deemed $0.10	NIL	Settled Debt of $140,890	N/A
Mar 4/02	Common Shares	Warrant Exercise	20,000	$0.10	$2,000	Cash	N/A
March 5/02	Common Shares	Private Placement	2,120,000	$0.15	$318,000	Cash	Compensation $12,000 & 80,000 Units
	Warrants		2,120,000				
March 5/02	Common Shares	Issued For Services	80,000	deemed $0.15	NIL	Compensation For Fiscal Advisory Services	re: above Compensation
	Warrants		80,000				
Mar 11/02	Common Shares	Warrant Exercise	50,000	$0.25	$12,500	Cash	N/A
Mar 19/02	Common Shares	Warrant Exercise	10,000	$0.25	$2,500	Cash	N/A
Mar 20/02	Common Shares	Warrant Exercise	24,000	$0.25	$6,000	Cash	N/A
Mar 20/02	Common Shares	Warrant Exercise	50,000	$0.15	$7,500	Cash	N/A
Mar 21/02	Common Shares	Warrant Exercise	17,500	$0.25	$4,375	Cash	N/A
Mar 21/02	Common Shares	Warrant Exercise	20,000	$0.20	$4,000	Cash	N/A
Mar 21/02	Common Shares	Warrant Exercise	20,000	$0.10	$2,000	Cash	N/A
Mar 21/02	Common Shares	Warrant Exercise	30,000	$0.12	$3,600	Cash	N/A
Mar 25/02	Common Shares	Warrant Exercise	179,000	$0.20	$35,800	Cash	N/A
Mar 25/02	Common Shares	Warrant Exercise	25,000	$0.25	$6,250	Cash	N/A
Mar 26/02	Common Shares	Warrant Exercise	100,000	$0.10	$10,000	Cash	N/A
Mar 27/02	Common Shares	Warrant Exercise	25,000	$0.20	$5,000	Cash	N/A
Mar 27/02	Common Shares	Warrant Exercise	300,000	$0.20	$60,000	Cash	N/A
Mar 28/02	Common Shares	Warrant Exercise	40,000	$0.20	$8,000	Cash	N/A
Apr 1/02	Common Shares	Convert Portion of Promissory Note	250,000	$0.40	Long-term Debt Reduced by $100,000	Promissory Note Converted to 250,000 share/warrant Units	N/A
	Warrants		250,000				
Apr 3/02	Common Shares	Warrant Exercise	16,000	$0.25	$4,000	Cash	N/A
Apr 4/02	Common Shares	Warrant Exercise	50,000	$0.25	$12,500	Cash	N/A
Apr 4/02	Common Shares	Warrant Exercise	200,000	$0.20	$40,000	Cash	N/A
Apr 4/02	Common Shares	Warrant Exercise	100,000	$0.20	$20,000	Cash	N/A

Outstanding shares at April 5, 2002 - 46,136,281

SCHEDULE C

PRESIDENT'S LETTER TO THE SHAREHOLDERS

To Our Shareholders,

First of all, I want to express my heart-felt thanks for all your support this past year. The prayer, goodwill and grace that many of you lavished on SAMEX and its management, encouraged and strengthened us. I also want to recognize the tremendous self-sacrifice, extended throughout the year, from the SAMEX Directors and employees; you were courageous. Many shareholders have also expressed their gratitude to us for "sticking in there" when much of the conventional wisdom would have suggested otherwise; we sincerely appreciate it. In short, it has been a very trying year ... but the SAMEX dream is alive, well and stronger for it!

In 1999 management perceived that the precious metal bear market, which began in 1996, was exhibiting an unusually ferocious tenacity, and was beginning to decimate our sector. John Hathaway, gold fund manager with Tocqueville Asset Management L.P., expressed our conviction well when he wrote the following comments in his essay, "An Investment Case for Gold" (January 23, 2002).

> *..."The current dollar gold price of $280/oz is inadequate to justify capital investment necessary to maintain mine output. Evidence includes the shrinking capital base of the gold mining industry, continuing poor returns on investment, and the inability to attract new capital. Meanwhile, the gold mining industry is caught up in a frantic contest to see who will be the largest producer. While there are possible strategic benefits for the emerging leaders, the process in the near term promises further dilution to long-suffering shareholders. The market cap of the entire industry approximates McDonalds's. The two or three "winners" in the consolidation race will still be tiny blips on the radar screen of capital markets. Size achieved at the cost of shareholder dilution will not attract generalist investors who are otherwise indifferent to gold. They are more likely to be turned away by the industry's disregard for returns on capital. Only a higher gold price will attract new money to gold mining shares."...*

How could SAMEX justify further precious-metal exploration expenditures in opposition to the supposed "free-market" wisdom or perception that gold and silver were no longer "precious"? There was much soul-searching and discussion that ensued to buttress our convictions that persevering through to better times would reward the substantial effort demanded by our circumstances. Many of you understand this struggle and we applaud your support, along with us, of GATA (The Gold Anti Trust Action Committee), Bill Murphy, Chris Powell, Reg Howe and others. This group has tirelessly researched, documented and disseminated much evidence supporting our conviction that something has been amiss in the "free-markets" and, at the same time, generated an abiding courage to fight on and believe for positive changes ahead. We are grateful! Go GATA Go!

Having unburdened myself with the above expression of gratitude, I can triumphantly shout to you that, indeed SAMEX is much better positioned to prosper in the days ahead! The past few months have demonstrated very positive changes within our sector upon which management has been able to actualize several financings and balance sheet stabilizing debt reductions that have put us on the strongest footing in several years. We are eager to move aggressively to advance the vision of delivering a "significant economic discovery" for the SAMEX shareholders.

As investor interest and support for exploration activity returns, we are being invigorated by the possibilities before us. The last drilling program at Eskapa provided important advances in our understanding of key geologic relationships. Hence, our conviction that a world-class deposit may exist within this mineralizing system is as vibrant as ever. Further, the review and ongoing evaluation of the Wara Wara district has stoked a strong anticipation as the opportunity to advance this important prospect has arrived.

After eight years of consistent efforts to unveil the enormous geologic potential of one of the most prolifically mineralized regions on earth, I believe that SAMEX is just beginning to "hit its stride". I count myself most privileged to be able to work with such a seasoned, capable and tenacious exploration team!

Cheers for a discovery year,

"Jeffrey P. Dahl"

President

April 11, 2002

SCHEDULE C

MANAGEMENT DISCUSSION

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 28, 2001

SAMEX's activities during the first quarter were mainly focused on exploration of the Eskapa Property in Bolivia. A total of $411,150 was expended on the Company's mineral exploration properties during the first quarter. SAMEX raised $247,500 through a private placement financing completed in the quarter (see News Release No. 3-01 dated February 2, 2001). Additional funding for exploration on the Eskapa Property was provided through option payments made to SAMEX by International Chalice Resources ("Chalice") pursuant to the option agreement on the Eskapa Property. In November 2000, SAMEX granted Chalice the right to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making option payments/exploration funding totaling US $500,000. Chalice advanced the first US $250,000 to earn a 25% interest, and has the option to earn a further 15% interest by paying an additional US $250,000.

Eskapa Property - Exploration at Eskapa during the quarter included geologic mapping, sampling, 20 line-kilometers of IP geophysical surveys over the breccia zones and the copper target area and 684 meters of diamond drilling in three holes. One of the holes was drilled in the breccia body target to test a geophysical anomaly, but no significant precious metal mineralization was encountered. Prospecting has revealed zones of strong silicification and brecciation on surface within other parts of the breccia body target area that contain anomalous amounts of the precious metal pathfinder elements, mercury, antimony and arsenic. Additional targets remain to be tested within the Eskapa stratovolcano where precious metal ore-bodies may be concealed. For further details, see news releases concerning the Eskapa property in the News Release section of this Schedule C. The other two holes were drilled in the copper target area. See News Release No. 8-01 dated May 7, 2001 in the News Release section for details concerning results from the Copper Target area.

SECOND QUARTER - FOR THE PERIOD ENDED MAY 31, 2001

During the second quarter SAMEX focused on evaluation of exploration data from the Eskapa Property in Bolivia. A total of $144,543 was expended on the Company's mineral exploration properties during the second quarter.

<u>Eskapa Property</u> - Funding for exploration on the Eskapa Property was provided through option payments made to SAMEX by Chalice pursuant to the option agreement on the Eskapa Property. Exploration during the first and second quarters focused on two separate target areas situated on the Eskapa property; a copper target area on the north flank of the Eskapa stratovolcano and, precious metal/breccia targets in the core of the eroded stratovolcano. The exploration included geologic mapping, sampling, IP geophysical surveys and 684 meters of diamond drilling in three holes. During the second quarter, exploration data from the drilling and from additional geophysical survey lines was analyzed and evaluated. As a result, additional drill targets were identified in the Copper Target Area and in the Core Zone Area of the Eskapa property. For details, see "Eskapa Property" in the "Mineral Exploration Properties" section of this Schedule C.

<u>Research On Natural Gas Recovery Technology</u> - In addition to its mineral exploration activities, the Company commenced research and due diligence on a natural gas recovery technology (see summary in Third Quarter).

<u>Marketable Securities</u> - During the second quarter the Company sold 130,000 common shares of International Chalice Resources Inc. ("Chalice") for net proceeds of $5,237.50. These shares were part of the 200,000 Chalice shares received in consideration for the option/joint venture granted to Chalice on the El Desierto Property in 1999 and 100,000 Chalice shares received in consideration for the option/joint venture granted to Chalice on the Sora Sora Property in 2000. At May 31, 2001, the Company held marketable securities comprised of 170,000 common shares of International Chalice Resources Inc., being the remaining portion of shares received in consideration for the option/joint ventures granted to Chalice.

<u>Investor Relations</u> - Investor relations activities were limited to meetings with shareholders, brokers and fund managers.

THIRD QUARTER - FOR THE PERIOD ENDED AUGUST 31, 2001

During the third quarter SAMEX continued its focus on the Eskapa Property in Bolivia with the compilation and evaluation of exploration data, identifying new target areas for drilling, and preparations for the resumption of drilling on the property. Mineral interest and exploration costs totaled $153,245 for the third quarter, bringing the expenditures on the Company's mineral exploration properties to a total of $708,938 by the end of the third quarter. In addition to its mineral exploration activities, the Company also conducted research and due diligence on certain business opportunities related to natural gas recovery technology.

Eskapa Property - Funding for exploration on the Eskapa Property was provided through option payments made to SAMEX by Chalice to the Eskapa Property option agreement. Back in November 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000. Effective August 10, 2001, SAMEX and Chalice amended certain terms of the Eskapa Property Option Agreement to facilitate continued exploration on the Eskapa property (see News Release No. 15-01 dated August 13, 2001 for details of amendments).

During the third quarter exploration activities involved the compilation and evaluation of exploration data from the Eskapa property, identifying new target areas for drilling, and preparations for the next round of drilling, which commenced on the Eskapa property in September, subsequent to the quarter. Exploration was focused on two separate areas situated on the Eskapa property; the Copper Target Area on the north flank of the Eskapa stratovolcano and, precious metal/breccia targets in the Core Zone Area in the center of the eroded stratovolcano. For further details concerning the targets and drilling program on the Eskapa Property, see News Release No. 12-01 dated July 5, 2001, News Release No. 17-01 dated September 18, 2001, and News Release No. 18-01 dated October 17, 2001 in the "New Release" section of this Schedule "C". Also see "Eskapa Property" in the "Mineral Exploration Properties" section of this Schedule C

Natural Gas Recovery Technology - During the first, second and third quarters, the Company actively conducted research and due diligence on certain business opportunities related to natural gas recovery technology. In March 2001, the Company began to investigate an opportunity to generate cash flow related to natural gas production utilizing enhanced recovery technology (see News Release No.6-01 dated March 19,2001 in the "News Release" section of this Schedule C). This opportunity was subject to SAMEX securing a minimum $100,000 private placement funding, the signing of formal agreements and regulatory acceptance. The objective was to create a potential cash-flow to supplement the Company's main focus of mineral exploration The Company was not able to secure the minimum $100,000 private placement funding to proceed on this matter.

In May 2001, SAMEX signed a non-binding letter of intent with Fluid Compressor Corp. ("FCC") and its proprietors for the acquisition of 100% of FCC and all intellectual properties (Patents) related to the single stage liquid-ring gas compressor known as the "Texas Tornado" ("TT"). FCC, claims to be the world's leading manufacturer and developer of liquid-ring natural gas compressor systems. This important technology, is revolutionizing the low pressure gas markets with its low cost, low maintenance and highly efficient operation. With over 300 units already in use, the TT compressors have been very effective in enhancing and increasing the recovery of natural gas from certain marginal or low pressure wells that may be nearing depletion under conventional recovery methods. Independent tests are also underway on methane gas recoveries from low pressure coal-bed deposits.

After SAMEX conducted due diligence concerning this acquisition, SAMEX and FCC mutually agreed to terminate their joint efforts and discussions with regards to the acquisition (see News Release No. 13-01 dated August 2, 2001). The due diligence review of the TT, from a functional performance standpoint, generated a positive response for the machine and its employed technology, however, subdued financing interest and certain challenges to the intellectual properties detracted from the opportunity first envisioned by SAMEX management. SAMEX will continue to monitor other possible business opportunities with regards to the Texas Tornado.

Santa Isabel Property - Negotiations continued with the management of Comibol to extend the term of the Comibol agreement whereby SAMEX can maintain its rights to the Goya/El Bonete concessions which comprise the Santa Isabel Property.

Marketable Securities - During the third quarter, the company received (June 1/01) net proceeds of $2,702.50 from the sale (May 28/01) of 70,000 shares of International Chalice Resources Inc. As at August 31, 2001, marketable securities was comprised of 100,000 common shares of a public company, International Chalice Resources Inc., being the remaining portion of shares received in consideration for an option/joint venture granted to Chalice on the El Desierto Property. Subsequent to the third quarter, the Company sold the remaining 100,000 shares of Chalice for net proceeds of $3,887.50. As of October 17, 2001, the Company did not hold any marketable securities.

Directors And Officers Of The Company - During the third quarter, Patricio Kyllmann stepped down as Chairman and President of the Company. Mr. Kyllmann remains a Director of the Company and its Bolivian subsidiaries. Peter Dahl, a fellow founding Director of the Company, was appointed Chairman of the Board and Jeffrey Dahl accepted the appointment to serve as President.

Effective August 7, 2001, the Directors and Officers of the Company are as follows: Peter J. Dahl - Chairman and Director, Jeffrey P. Dahl - President and Director, Robert E. Kell - Vice President Exploration and Director, Larry D. McLean - Vice President Operations and Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Brenda L. McLean - Corporate Secretary.

Investor Relations - During the quarter, investor relations activities were limited to individual meetings with shareholders, brokers and fund managers.

FOURTH QUARTER - FOR THE PERIOD ENDED NOVEMBER 30, 2001

During the fourth quarter SAMEX completed 900 meters of drilling on the Copper Zone and the Core Zone at the Eskapa Property in Bolivia. By the end of the fourth quarter, expenditures on the Company's mineral exploration properties totaled $838,188 for the fiscal year ended November 30, 2001.

Eskapa Property Drilling - For details concerning the drill targets and results of drilling, please refer to the following news releases in the News Release section: No. 17-01 dated September 18, 2001, No. 18-01 dated October 17, 2001, No. 21-01 dated October 30, 2001, and No. 25-01 dated November 27, 2001.

Private Placement #23 - SAMEX completed a private placement of 1,260,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced in News Release No. 19-01 dated October 17, 2001). The warrant entitles the holder to purchase an additional common share at a price of $0.10 per share if exercised at any time during the two year term of the warrant which expires November 1, 2003. Regulatory acceptance was granted and the 1,260,000 share/warrant units were issued November 1, 2001. The units are subject to a hold period until March 1, 2002. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. A director/officer of SAMEX was a placee for 150,000 units. (News Release No. 22-01 dated November 8, 2001)

Debt Settlement - SAMEX settled debt of CDN $164,198 (US$106,900) with a creditor by issuing 1,200,000 common shares, which equates to a deemed price of $0.1368 per share. The 1,200,000 shares were issued November 14, 2001 and are subject to a hold period until March 14, 2002. (News Release No. 24-01 dated November 16, 2001) During 1999, Exploration Core Drilling ("ECD"), a Bolivian drilling company, completed a drilling contract on SAMEX's Eskapa mineral exploration property in Bolivia. As a result, SAMEX, through its Bolivian subsidiary EMIBOL S.A., was indebted to ECD in the amount of US $106,900. Since SAMEX did not have sufficient funds on hand to settle the debt in cash, ECD and SAMEX negotiated an agreement to settle the debt by SAMEX issuing 1,200,000 common shares to ECD. This equates to issuing shares at a deemed price of CDN $0.1368 per share. This settlement was negotiated during a period when the Company's shares were trading in the range of $0.04 to $0.07. At that time, these terms were not acceptable to other creditors of the Company.

Private Placement #24 - SAMEX completed a private placement of 1,130,000 units comprised of one common share and one warrant at a price of $0.10 per unit. The warrant entitles the holder to purchase an additional common share at a price of $0.12 per share if exercised at any time during the two year term of the warrant which expires

November 15, 2003. Regulatory acceptance was granted and the 1,130,000 share/warrant units were issued November 15, 2001. The units are subject to a hold period until March 15, 2002. A finder's fee of $7,500 was paid in relation to a $100,000 portion of the private placement. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. (News Release No. 24-01 dated November 16, 2001)

Debt Settlement - SAMEX agreed to settle debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share in settlement of unpaid wages and accounts payable. An $89,540.00 portion of the settlement was owed to four directors of SAMEX. The debt settlement was completed subsequent to year end by the issuance of the shares on January 4, 2002 (see below).

Santa Isabel Property - The Company is still awaiting a response from the management of COMIBOL concerning the extension of the term of the COMIBOL agreement whereby SAMEX can maintain its rights to the Goya/El Bonete concessions which comprise the Santa Isabel Property.

Share Options - Over the fiscal year, 575,000 incentive share options terminated after certain optionees ceased to be employees or consultants of the Company. As a result, at November 30, 2001 incentive share options were outstanding to directors, employees and consultants to acquire a total of 2,460,000 shares.

Investor Relations - During the fourth quarter, investor relations activities included meetings with shareholders, brokers and fund managers.

SUBSEQUENT EVENTS - TO THE YEAR ENDED NOVEMBER 30, 2001

Shares-For-Debt Settlement - SAMEX settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 shares at a deemed price of $0.10/share in settlement of unpaid wages and accounts payable. The 1,408,900 shares were issued January 4, 2002 and are subject to a hold period until May 4, 2002. An $89,540 portion of the settlement involved debt owed to four directors of SAMEX, consequently directors of the Company received an aggregate of 895,400 shares in the settlement. (News Release No. 1-02 dated January 11, 2002)

Private Placement #25 - SAMEX completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit. The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) was paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units. All 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. (News Release No. 4-02 dated March 8, 2002)

Eskapa Property Option Agreement Amended - SAMEX and International Chalice Resources ("Chalice") agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002. Chalice made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest. (News Release No. 4-02 dated March 8, 2002)

Chalice Drops Option On El Desierto Property - Chalice notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquished any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements. (News Release No. 4-02 dated March 8, 2002)

Stock Options Granted - SAMEX granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to 2,460,000 outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares. (News Release No. 5-02 dated March 19, 2002) 1,300,000 of the new options were granted to Directors/Officers of the Company.

Promissory Note Debt Reduced - Portion Of Promissory Note Converted To Units - A $100,000 portion of principal of a $300,000 Convertible Promissory Note (dated July 31, 1998) was converted into 250,000 share/warrant units at a price of $0.40 per unit. The share/warrant units were issued April 1, 2002. The warrant entitles the holder to purchaser an additional share at a price of $0.40 per share if exercised during the term of the warrant which expires June 30, 2003. The Company also made an interest payment of $28,244.67 to the Note holder to cover the 7% interest due on the $100,000 portion of principal that was converted to Units. The conversion and interest payment effectively reduced the Company's debt related to the promissory note by $128,244.67. (See "Notes Payable" in Financial Statement)

Eskapa Property Update - A comprehensive exploration summary report is being drafted. Results of the drill program completed in the fourth quarter of 2001 have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

SEE THE NEWS RELEASE SECTION OF THIS SCHEDULE C FOR ADDITIONAL DETAILS CONCERNING THE COMPANY'S ACTIVITIES DURING AND SUBSEQUENT TO THE YEAR END

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion should be read in conjunction with the accompanying consolidated financial statements and related notes.

During the fiscal year ended November 30, 2001, the Company's activities involved exploration on its mineral properties in Bolivia, evaluation of other potential mineral properties, research and due diligence on certain business opportunities related to natural gas recovery technology, and financing activities. Mineral interests and exploration costs for the period ending November 30, 2001 totaled $838,188 compared to $1,280,292 in 2000.

The Company does not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the period ended November 30, 2001. Annual losses over past years are a reflection of the Company's ongoing expenditures on its mineral properties which are all currently in the exploration stage. Due to the net loss, the continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities, or secure additional exploration funding through option or joint venture agreements on its mineral properties; or through the sale of capital assets or mineral properties. In order to obtain financing sufficient to continue operations, the Company will continue to seek private placement funding, and joint venture partners and/or exploration funding for its properties.

The Company realized a net loss of $1,016,564 for the year ended November 30, 2001or $0.03 per share compared to a net loss in 2000 of $6,330,313 or $0.19 per share. The net loss for 2000 was unusually large in comparison to previous years, due to $5,439,359 of Mineral Interests and Deferred Exploration Costs written off, resulting from inactivity on the El Desierto Property ($5,601), Santa Isabel Property ($2,113,801), Walter Property ($1,717,486), Yaretani Property ($817,156); and due to the dropping of the Agua de Castilla Property ($326,970), the Sora Sora Property ($423,040), and the Panizos Property ($35,305). Included in the net loss for 2001 are amounts written off on the El Desierto Property ($155,001), the Wara Wara Property ($170,630) and small amounts on other properties, since no current exploration is being conducted on these properties. These properties have been written down to a nominal value of $1,000 each until exploration activity is resumed on the property. As a result of these write-offs, the Company's assets categorized in the financial statements as "Mineral Interests and Deferred Exploration Costs" decreased to $1,011,907 at November 30, 2001 from $1,351,097at November 30, 2000.

Cash on hand at the end of fiscal 2001 was $111,035 as compared to $17,412 in 2000. Due to budget restrictions, the Company reduced its number of employees from 17 during the year 2000 down to 14 during the first half of fiscal 2001and further reduced to four employees by the end of fiscal 2001. During the fiscal year ended November 30, 2001, a total of $387,412 was paid or accrued to employees that are also directors or officers of the Company.

Since the Company has no material source of operating revenue, it has relied in part on its ability to raise capital from the sale of its securities in order to fund the ongoing exploration of its mineral properties. Additional exploration funding was also provided through option payments (recorded in the financial statement as Recovery of Costs) made on the Eskapa Property Option agreement described above in the Management Discussion. During the fiscal year, the market for securities of companies engaged in mineral exploration remained soft, due in part to the depressed price of precious metals and other commodities. SAMEX raised a total of $486,500 through three private placements during fiscal 2001 as compared to $476,460 raised by private placements in fiscal 2000. Details of the three private placements completed during 2001 are as follows:

> Private Placement #22 - January 30, 2001, SAMEX completed a private placement of 2,475,000 units at $0.10 per unit for total proceeds of $247,500. The intended use of proceeds are: $50,000 for exploration on the Company's mineral properties in Bolivia, $129,500 for outstanding obligations, and $68,000 for general working capital.
>
> Private Placement #23 - November 1, 2001, SAMEX completed a private placement of 1,260,000 units at $0.10 per unit for total proceeds of $126,000. The intended use of proceeds are: $15,000 for exploration on the Company's mineral properties in Bolivia, $55,000 for outstanding obligations, and $56,000 for general working capital.
>
> Private Placement #24 - November 15, 2001, SAMEX completed a private placement of 1,130,000 units at $0.10 per unit for total proceeds of $113,000. The intended use of proceeds are: $20,000 for exploration on the Company's mineral properties in Bolivia, $40,000 for outstanding obligations, and $53,000 for general working capital.

<u>Use of proceeds</u> - In relation to the $486,500 raised through the three private placements, SAMEX disclosed that the intended use of proceeds was $85,000 in aggregate for exploration on the Company's mineral exploration properties and the balance for general working capital and outstanding obligations. This was more than fulfilled as actual expenditures on the Company's mineral exploration properties during fiscal 2001 was $838,188.

By comparison, during fiscal 2000, SAMEX raised a total of $476,460 through private placements. SAMEX disclosed that the intended use of proceeds was: $120,000 to be used for expenditures on the Company's mineral exploration properties, with the balance to be used for general working capital and outstanding obligations. Actual expenditures on the Company's mineral exploration properties during fiscal 2000 was $1,280,292 which more than fulfilled the disclosed use of proceeds for expenditures on mineral exploration properties.

The following provides an analysis or explanation for certain categories in the Financial Statements:

Consolidated Balance Sheet
"**Accounts Payable**" - consists of general trade payables.

"Accounts Payable - To Related Parties" - $236,768 is outstanding unpaid wages due to employees of the Company who are also directors or officers of the Company.

Consolidated Statements of Operations and Deficit
"Accounting and Audit" - the increase from $10,629 in 2000 to $26,958 in 2001 is due to a Continuous Disclosure Review of SAMEX conducted by the British Columbia Securities Commission (BCSC) which incurred extra costs for accountants and auditors to construct replacement financial schedules for re-filing with the BCSC. See News Release No. 11-01 dated June 4, 2001, Continuous Disclosure Review & Filing Of Revised Material.

"**Consulting**" - includes $8,000 for financing advisory services, facilitating meetings, brokerage introductions.

"**Mineral Interests Administration, Investigation and Evaluation**" - includes operating costs for the Company's exploration office in La Paz, Bolivia, being $177,284 for office rent, telephone, office supplies, and other expenses not allocated to specific exploration properties. It also includes salaries ($36,808) for Bolivian management, legal, accounting, and office staff, and includes salaries for geologists and field personnel not allocated to specific exploration properties. These operating costs decreased from $489,060 in 2000 to $236,829 in fiscal 2001.

"**Office, Supplies and Miscellaneous**" - includes $34,431 for rent and utilities for the Canadian corporate office, $26,577 for telephone, $2,335 for postage and couriers, $1,236 for office supplies, and $498 for parking, mileage.

Consolidated Statement of Mineral Interests and Deferred Exploration Costs
"**Unallocated**" - The transfers from Canada to Bolivia during the accounting stub periods have been recorded as unallocated "Exploration Advances" (note: the fiscal year end of the Company's Bolivian subsidiaries is September 30 while the Company's year end is November 30). This has been done to reflect the amounts paid subsequent to the year end of the Bolivian subsidiaries in the statements. The amounts are re-allocated in the following year end based on the audited Bolivian financial statements.

"**Recovery of Costs**" - This is option income received from International Chalice Resources in relation to option agreements on the Eskapa Property and the El Desierto Property. SAMEX conducts the exploration programs on the properties, therefore the money is spent and recorded by SAMEX. This option income has been deducted in "Recovery of Costs".

FOLLOWING IS A SUMMARY OF THE COMPANY'S MINERAL EXPLORATION PROPERTIES, FOLLOWED BY NEWS RELEASES PROVIDING A REVIEW OF THE COMPANY'S ACTIVITIES:

MINERAL EXPLORATION PROPERTIES

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile. The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border. The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines. Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX. SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble. Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions.

During 1997, SAMEX conducted reconnaissance IP surveys, sampling and mapping on the property. No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property. In 1999, SAMEX granted International Chalice Resources Inc. ("Chalice") an option (agreement dated September 30, 1999) to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property.

SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property. After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time. Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and SAMEX granted Chalice a three year extension on their option to earn an interest in the property as follows:

U.S. $300,000 by May 9, 2004 ($216,147 received) to earn a 25% joint venture interest
U.S. $400,000 by November 9, 2004 to earn a 30% joint venture interest
U.S. $500,000 by May 9, 2005 to earn a 35% joint venture interest

Subsequent to the year ended November 30, 2001, Chalice notified SAMEX that it did not plan any further expenditures on the property and relinquished any rights under the El Desierto Option Agreement. SAMEX continues to maintain a reduced portion of the El Desierto claims (approximately 3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements. The El Desierto Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For additional details, see the following News Releases and comments:**

First Quarter - for the period ending February 28, 2001
- Annual patent fees paid to maintain El Desierto Property - See News Release No. 4-01 dated March 9, 2001 - REVIEW OF MINERAL EXPLORATION LAND HOLDINGS, BOLIVIA

Second Quarter - for the period ending May 31, 2001 - No activity on the El Desierto Property

Third Quarter - for the period ending August 31, 2001 - No activity on the El Desierto Property

Fourth Quarter - for the period ending November 30, 2001 - No activity on the El Desierto Property

Subsequent Events to the fiscal year ended November 30, 2001 - Chalice Drops El Desierto Option - See News Release No. 4-02 dated March 8, 2002 - EL DESIERTO PROPERTY, BOLIVIA

ESKAPA PROPERTY

The Eskapa Property consists of approximately 3,000 hectares located in southwestern Bolivia at an elevation of 4200 m, and is situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.

The Eskapa concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX. SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble. Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions.

During 1998, SAMEX conducted geologic mapping, trenching, sampling, geochemical analysis, road-building and IP geophysics surveys to prepare the Eskapa prospect for a core drilling program. During 1999, ten core holes were drilled as part of a reconnaissance program to test the precious metal potential of the high-sulfidation/acid-sulfate target in the central core of the Eskapa stratovolcano. Long intervals of strongly altered and highly pyritized hydrothermal breccia and stockwork-veinlets were intersected in most of the holes, but no economic silver or gold values were encountered in the assaying process. Subsequently, additional analysis involving geochemical, metallurgical, mineralogical and scanning electron microscopy studies were conducted. These studies and the discovery of a concealed breccia pipe in an untested portion of the property strongly indicated the Eskapa prospect warranted further exploration.

In November 2000, SAMEX granted International Chalice Resources ("Chalice") an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. Later, effective August 10, 2001, SAMEX and Chalice amended certain terms of the Eskapa Option Agreement to facilitate continued exploration on the Eskapa property (see News Release No. 15-01 dated August 13, 2001 for details of amendments). Subsequent to the year ended November 30, 2001, SAMEX and Chalice agreed to further amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reduce the total option payment required. Effective February 28, 2002, the Agreement was amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002. Chalice completed the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Under the option agreement, SAMEX is entitled to receive a royalty of 2% Net Smelter Return (the "SAMEX Royalty") from all production on the property. Chalice can cancel the SAMEX Royalty by making a payment of US $3,000,000 to SAMEX at any time before the fifth anniversary of production on the property and thereafter by payments increasing by increments of US $3,000,000 for each additional five year period.

The Eskapa Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature. **For details concerning exploration activity and results on the Eskapa Property, see the following News Releases and comments**:

First Quarter - for the period ending February 28, 2001

- See News Release No. 1-01dated January 11, 2001 - ESKAPA EXPLORATION UPDATE - BRECCIA BODY PRECIOUS METALS TARGET
- See News Release No. 2-01dated January 25, 2000 - ESKAPA BRECCIA BODY TARGET DRILLING BEGINS & COPPER TARGET READIED

Second Quarter - for the period ending May 31, 2001

- Annual patent fees paid to maintain Eskapa Property - See News Release No. 4-01 dated March 9, 2001 - REVIEW OF MINERAL EXPLORATION LAND HOLDINGS, BOLIVIA
- See News Release No. 5-01dated March 12, 2001 - ESKAPA PROSPECT EXPLORATION UPDATE, BOLIVIA
- See News Release No. 8-01 dated May 7, 2001 - ESKAPA EXPLORATION UPDATE - COPPER TARGET AREA RECONSIDERED

Third Quarter - for the period ending August 31, 2001

- See News Release No. 12-01 dated July 5, 2001 - ESKAPA HIGH-GRADE GOLD-ENARGITE TARGETS PREPARED IN CORE ZONE AREA
- See News Release No. 15-01 dated August 13, 2001 - DRILLING TO RESUME AT ESKAPA COPPER-GOLD PROSPECT - BOLIVIA

Fourth Quarter - for the fiscal year ended November 30, 2001

- See News Release No. 17-01 dated September 18, 2001 - ESKAPA DRILLING BEGINS - COPPER-GOLD-SILVER TARGETS TO BE TESTED
- See News Release No. 18-01 dated October 17, 2001 - ESKAPA DRILLING UPDATE - MINERALIZED INTERCEPT ACHIEVED
- See News Release No. 21-01 dated October 30, 2001 - ESKAPA DRILLING UPDATE - BOLIVIA
- See News Release No. 25-01 dated November 27, 2001 - EXPLORATION UPDATE - ESKAPA CORE ZONE

Subsequent Events to the fiscal year ended November 30, 2001

- See News Release No. 4-02 dated March 8, 2002 - ESKAPA PROPERTY, BOLIVIA - Option Agreement Amended, Eskapa Property Update

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia. The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana. Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization. Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum. During 1996 and 1997, the Company drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system. Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum. The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property. During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property. Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced the Company to re-evaluate the priority of exploration on the Santa Isabel properties. As a result, effective September 7, 1998, the Company abandoned its option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property. The Candelaria option agreement required the Company to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession. Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified. The Company wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998. In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of the Company's interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia ("Comibol") and the Company's subsidiary, Samex S.A. The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the "Comibol Agreement"). Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property. If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow. The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.'s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a) an initial payment of US $6.00 per Hectare ($14,124.00), which has been paid;
b) during the first year, a payment of US $3.00 per Hectare ($7,062.00), which has been paid;
c) during the first year, an additional payment of US $1,000.00/ month to March 1996, which has been paid;
d) during the second year, an additional payment of US $2,000.00/ month from April 1996 through March 1997 (which has been paid); and
e) a payment due March 1997 of US $100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US $1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US $500.00 per hectare on property which Samex S.A. should decide to exploit (up to US $901,500 if all 1,803 hectares are retained). **This payment, which was due April 11, 2000, has not been made** and, accordingly, the Company is now in default of its obligations under the Comibol agreement. Comibol has not given notice of default or demanded payment and negotiations are continuing with the management of Comibol to extend the term of the Comibol agreement and payment date. While the Company anticipates it will be successful in such negotiations, there is no assurance that the Company will obtain the extension sought on favourable terms or at all. If the Company does not obtain an extension or other relief from payment, Comibol may be in a position to unilaterally terminate the Agreement, whereupon the Company would be liable to forfeit its entire interest in the property.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property. Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more. Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton). Some samples contain 0.23% to 0.50% antimony. Further geologic mapping and rock-chip sampling would be needed to advance this target to a drill-ready status. The Company has not conducted any exploration on the Santa Isabel property since 1998. In addition to the $1,551,099 deferred exploration cost written off in relation to the Candelaria concession in 1998, a further $2,113,801 of deferred costs were written off in fiscal 2000 due to inactivity on the remainder of the property.

Provided the Company is able to obtain an extension to its payment obligations under the Comibol Agreement on satisfactory terms, the Company intends to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property. The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature. **For additional details, see the following News Releases and comments:**

<u>First Quarter - for the period ending February 28, 2001</u> - Negotiating Extension of Agreement Term
<u>Second Quarter - for the period ending May 31, 2001</u> - Negotiations Continuing - See News Release No. 4-01 dated March 9, 2001 - REVIEW OF MINERAL EXPLORATION LAND HOLDINGS, BOLIVIA
<u>Third Quarter - for the period ending August 31, 2001</u> - No activity on the Santa Isabel Property
<u>Fourth Quarter - for the fiscal year ended November 30, 2001</u> - No activity on the Santa Isabel Property
<u>Subsequent Events to the fiscal year ended November 30, 2001</u> - No activity on the Santa Isabel Property

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property. It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet). The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers). In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos. Electric power is available from the Planta Killpani about 30 kilometers northeast of the property. Water is available for mining purposes from small lakes on or near the property.

The Company has not conducted exploration on the property since 1997 and is seeking either a buyer or a joint venture partner to further explore and exploit the Walter Project. Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions. The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within "Bolivian-style" polymetallic veins. By June 1997, the Company had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone. The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade						
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %	
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24	
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02	
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08	
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace	
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06	
Rica	67,000	10.174	-	-	-	-	-	
Huancarani	63,000	12.650	-	-	-	-	-	

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

Subsequent to the year ended November 30, 2001, claim holdings on the Walter Property were reduced from 4,710 hectares down to 910 hectares. The property is held 100% by the Company's subsidiary, Bolivex S.A. The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US $500,000 (final payment completed in August 1998). Patricio Kyllmann, a director of SAMEX, is also the President and a shareholder of Minera Walter S.A.

The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US $500.00/ounce and 3% if the price of gold exceeds US $500.00. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and comments:**

First Quarter - for the period ending February 28, 2001 - Minor metallurgical tests being conducted on samples of vein mineralization
Second Quarter - for the period ending May 31, 2001 - Annual patent fees paid to maintain Walter Property - See News Release No. 4-01 dated March 9, 2001 - REVIEW OF MINERAL EXPLORATION LAND HOLDINGS, BOLIVIA
- No activity on the Walter Property
Third Quarter - for the period ending August 31, 2001 - No activity on the Walter Property
Fourth Quarter - for the fiscal year ended November 30, 2001 - No activity on the Walter Property
Subsequent Events to the fiscal year ended November 30, 2001 - No activity on the Walter Property

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 4,300 m (14,000 ft) and approximately 80 km northeast of the city of Potosi, where the world's largest silver deposit, Cerro Rico is situated.

SAMEX's exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district. The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina where the large Aguilar and Esperanza lead-zinc-silver ore bodies (Comsur-Rio Tinto) are located.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs. The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers. These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and sulfide mineralized with sphalerite and galena.

From 1996 through 2000, SAMEX conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect. A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.

No exploration was conducted on the Wara Wara property during fiscal 2001.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults. This will also help in prioritizing the targets in order of importance. SAMEX is eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies. The Wara Wára Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by SAMEX's subsidiary, Emibol S.A. The El Dorado concession (500 hectares) was acquired for US $500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. The Salvadora concession (46 hectares) was acquired from Careaga et al for US $9,000 pursuant to sale/transfer contract dated September 30, 1996. The balance of the property was acquired by staking. The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and comments:**

First Quarter - for the period ending February 28, 2001 - No activity on the Wara Wara Property
Second Quarter - for the period ending May 31, 2001
- Annual patent fees paid to maintain Wara Wara Property - See News Release No. 4-01 dated March 9, 2001 - REVIEW OF MINERAL EXPLORATION LAND HOLDINGS, BOLIVIA
- No activity on the Wara Wara Property
Third Quarter - for the period ending August 31, 2001 - No activity on the Wara Wara Property
Fourth Quarter - for the fiscal year ended November 30, 2001 - No activity on the Wara Wara Property
Subsequent Events to the fiscal year ended November 30, 2001 - No activity on the Wara Wara Property

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia. The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani. Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha. Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.). Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4400 m.). The relatively gentle nature of the prospect area is well-situated for development of a large mine. The surrounding area is more than adequate for necessary infrastructure for a large mining operation. Adequate water for a mining operation is available from nearby rivers and basins. High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property. The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property in Bolivia is sediment- and shear-hosted gold and antimony. Gold and antimony are stratabound in folded units of black shale and siltite. Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone. Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, the Company completed a 2,288 meter drill program on the Yaretani property. Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel's dump grade from 2.5 to 3.5 grams of gold per tonne. Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters. The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters. Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters. This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods. This program is subject to the availability of financing and/or an agreement with a joint venture partner. The Yaretani Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2280 hectares held 100% by SAMEX's subsidiary, Emibol S.A. The Company paid a total of US $79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property. Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US $50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995. The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600. The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A. Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions. **For additional details, see the following News Releases and comments:**

First Quarter - for the period ending February 28, 2001 - No activity on the Yaretani Property
Second Quarter - for the period ending May 31, 2001
- Annual patent fees paid to maintain Yaretani Property - See News Release No. 4-01 dated March 9, 2001 - REVIEW OF MINERAL EXPLORATION LAND HOLDINGS, BOLIVIA
- No activity on the Yaretani Property
Third Quarter - for the period ending August 31, 2001 - No activity on the Yaretani Property
Fourth Quarter - for the fiscal year ending November 30, 2001 - No activity on the Yaretani Property
Subsequent Events to the fiscal year ended November 30, 2001 - No activity on the Yaretani Property

NEWS RELEASES

Following are the Company's News Releases issued during and subsequent to the 2001fiscal year.

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 28, 2001

News Release No. 23-00 dated December 12, 2000

Private Placement Announced - SAMEX has arranged a private placement of 2,275,000 units comprised of one common share and one warrant at a price of $0.10 per unit. The warrant will entitle the holder to purchase an additional common share at a price of $0.15 per share if exercised at any time during the two year term of the warrant. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding current obligations and for general working capital. The private placement is subject to regulatory acceptance.

News Release No. 1-01 dated January 11, 2001

Eskapa Exploration Program Update - Breccia Body Precious Metals Target - Exploration work to advance precious and base-metal targets within the Eskapa Prospect, Bolivia has been completed. (See News No. 20, Oct. 16/00, Intl. Chalice Res./option agreement). Drill test locations have been selected and a core drilling program of 1000 meters is expected to begin before the end of January. As previously reported (see News No. 22, Nov. 30/00) the exploration effort has defined two large distinct targets situated several kilometers apart. Each target is unique in character and represents an outstanding opportunity for discovery of bulk-tonnage orebodies. This news release briefly describes the gold-silver Breccia Body Target where drilling is expected to begin.

Work at the Breccia Body Target included; geophysical IP surveys (six lines, +/-7kms, total), geologic mapping, rock-chip sampling, road construction and topographic/control point surveying. Results have outlined a hydrothermal breccia body complex, elongated in a northeast-southwest direction, along a major fault structure (San Augustin lineament) which cuts across the throat of the Eskapa stratovolcano. The breccia body is at least 3000-meters long and shows gradual thickening northeastward from 100 meters to over 300 meters across. The body is composed of upper diatreme and lower hydrothermal breccia parts. At surface, the diatreme part is variably clay-pyrite altered with anomalous amounts of path-finder elements mercury, arsenic, thallium, and zinc. The lower hydrothermal breccias (two zones) and surrounding wallrock are pervasively clay-pyrite altered, locally with pyritiferous sulfidic silicification and contain anomalous to exceptionally anomalous amounts of mercury, arsenic, zinc lead, and elevated to low-level anomalous values of antimony and thallium. These alteration and geochemical features can characteristically overlie deeper seated precious-metal mineralization.

The IP surveys have detected two parallel zones of high-resistivity (interpreted to be strong silicification) at depth along a +1000 meter strike length within this lower hydrothermal breccia. The IP results indicate both zones have continuous down-dip extent open-ended to >250 meters. Low-level to moderately high, anomalous chargeability responses within the high resistivity areas indicate the presence of variable amounts of disseminated and/or veinlet sulfide mineralization. Similar zones of strong silicification are present within the eroded Eskapa stratovolcano core zone, east of the breccia body. These "chimney like" sulfidic-silicified/barite bodies, outcroping along advanced-argillic altered zones, contain (previously reported) high silver (to 2259 ppm), antimony (to 3380 ppm), lead (to 65300 ppm), mercury (to 82.0 ppm), arsenic (to 1510 ppm) and at depth, copper (to 4349 ppm), but possible upper level auriferous parts have been eroded off. In contrast, the sulfidic-silicified and vuggy silica zones indicated by the IP surveys within the Breccia Body Target are preserved intact at depth and are interpreted to be a boiling zone with low-pH (advanced-argillic) alteration where the precipitation of precious metals (gold-silver) could occur. These zones will be the focus of core drilling within this target.

The high-resistivity (sulfidic-silicified) target zones likely continue northeastward for at least another 2000 meters, but are positioned at greater depth beneath diatreme cover. If positive drilling results are achieved, future exploration work will be focused on using IP surveys to pin-point the depth and position of this northeastward extension where additional targets are possible. Investors are encouraged to visit "The Coreshack" at www.samex.com to see photographs and diagrams related to the Company's exploration activities.

News Release No. 2-01 dated January 25, 2001

Eskapa Breccia Body Target Drilling Begins & Copper Target Readied - SAMEX/International Chalice have commenced drilling on the Breccia Body Target (see news release No.1-01, Jan.11, 2001) at the Eskapa Prospect, Bolivia. Several kilometers away, on the north side of the Eskapa stratovolcano, drill sites have been selected over the Copper Target to test for large concealed copper deposits. Focusing attention to this area are previously exploited, oxide-copper-mineralized (tenorite, chrysacolla, atacamite) pebble breccias, which may be indicative of the late-stage degassing of a porphyry copper intrusion. Based on earlier limited sampling, the pebble breccias average 9% copper with minor silver (to 8.4 ppm) and anomalous mercury (to 660 ppb) over narrow widths (+/-2meters). The pebble breccia bodies, which occur along a one kilometer strike of a major fault structure, are irregular, small, and cross-cut up through an old, deformed ignimbrite unit (lower Miocene or Oligocene(?)) comprising the possible "basement" platform upon which the Eskapa stratovolcano was formed. Because of their small size, the pebble breccias themselves are not the exploration target, but are important in that they may indicate the nearby presence of significantly larger copper deposits.

Three east-west oriented IP geophysical lines were completed over the northward-projected trace of the copper pebble breccias. The lines detected interesting IP chargeability anomalies (13 to >20 millivolts/second) at moderate depths, which are concealed beneath ignimbrite, overlying andesite-dacite flows and locally capping Quaternary cover. The group of IP anomalies occur within an area measuring +1200-meters across (east-west) and +500-meters long (open-ended/north-south and at depth), encompassing a substantial target. The causative bodies may represent an old, porphyry copper deposit, or Tertiary (lower Miocene) Formation hosted stratabound oxide-copper/chalcocite mineralization.

SAMEX/International Chalice have outlined four drill locations from which the chargeability anomalies would be encountered at vertical drilling depths of 80 to 100 meters. Core drilling of the Copper Target is scheduled to commence in February as part of the drill program described in news release No. 1-01, Jan. 11, 2001. Running longer IP survey lines to close off the open ended IP anomalies is being considered as an immediate follow-up if drill results are encouraging. Investors are encouraged to visit "The Coreshack" at www.samex.com to see photographs related to the Company's exploration activities.

News Release No. 3-01 dated February 2, 2001

Private Placement Completed - SAMEX completed a private placement of 2,475,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced as 2,275,000 units in News Release No. 23-00 dated December 12, 2000). The warrant entitles the holder to purchase an additional common share at a price of $0.15 per share if exercised at any time during the two year term of the warrant which expires January 30, 2003. Regulatory acceptance was granted and the 2,475,000 share/warrant units were issued January 30, 2001. The units are subject to a hold period until May 30, 2001. The proceeds of the private placement are for exploration on the Company's mineral properties in Bolivia, outstanding current obligations and for general working capital. A director/officer of SAMEX was a placee for 250,000 units.

SECOND QUARTER - FOR THE PERIOD ENDED MAY 31, 2001

News Release No. 4-01 dated March 9, 2001

Review Of Mineral Exploration Land Holdings, Bolivia - Annual Patent Payments - Annual patents have been paid to maintain the El Desierto, Eskapa, Walter, Wara Wara, and Yaretani mineral properties in Bolivia:

El Desierto Property - SAMEX and International Chalice Resources have reviewed the El Desierto Prospect and reduced the property to 9694 hectares covering what are believed to be the most promising areas for further evaluation.

Eskapa Property - As a result of current exploration, the land holdings at Eskapa have been expanded by an additional 5500 hectares for total claim holdings of 8600 hectares.

Walter Property - Although the evaluation of vein material by the Bolivian mineral processing group S. Bustos M., has not resulted in a purchase or production proposal (see News No. 1-00, Jan. 25/00), the 4710 hectare prospect has been maintained. A small metallurgical program is ongoing, although it is believed that higher metal prices (Au, Ag, Cu, Co) are required to attract investment/exploration interest.

Wara Wara Property - Recent exploration at Wara Wara has revealed additional areas of exploration interest adjacent to existing claims, therefore the prospect holdings have been increased by 1250 hectares to a total of 3875 hectares.

Yaretani Property - Prospects for economic gold/silver mineralization remain to be fully tested, therefore 2280 hectares of concessions have been maintained while awaiting higher metal prices and larger exploration budgets.

Sora Sora & Agua de Castilla Properties Dropped - SAMEX has concluded that no further exploration work is warranted at the Sora Sora Property and the Agua Castilla Property in Bolivia, and as a consequence, these properties have been dropped from the Company's portfolio of mineral exploration properties. SAMEX and International Chalice Resources completed exploration and a seven-hole drill program on the Sora Sora property during 2000, but the results do not justify additional exploration. SAMEX drilled the Agua de Castilla property in 1998 but no significant silver or gold mineralization was encountered. No additional information has come to light since that time to warrant further exploration or expenditures on the property.

Santa Isabel Property - Negotiations are ongoing with the new management of Comibol to extend the term of the Comibol agreement whereby SAMEX can maintain its rights to the Goya/El Bonete concessions which comprise the Santa Isabel Property.

SAMEX remains committed to exploring the prolifically mineralized Andean Cordillera for ore bodies of gold, silver, copper and zinc.

News Release No. 5-01 dated March 12, 2001

Eskapa Prospect Exploration Update, Bolivia - Joint SAMEX Mining/International Chalice Res. (Chalice) exploration work on the Eskapa Project to date includes geological mapping and sampling of the breccia zones, IP geophysical surveys totaling 20 line kms. over the breccia zones and the copper target area and diamond drilling three holes totaling 684 meters. Exploration staff and contractors (drill crew, etc.) are taking a break while the data received thus far is compiled and evaluated. Chalice has advanced the first $250,000 USD to earn a 25% interest, and has the option of either advancing a second traunch of $250,000 USD to earn a further 15% interest, or revert to a 10% net profits interest.

Breccia Body Target Zone - During the initial surface work and IP geophysical survey over the breccia target area, at least nine linear breccia bodies were discovered occurring as east-west trending zones emplaced at oblique angles to the NE trending San Augustin fault. Initial results from IP geophysics identified high resistivity/chargeable targets at depth within the breccia bodies believed to possibly be mineralized silicified-sulfidic zones. Drill hole EK-01-1B tested one of these IP anomalies at depth but encountered an offsetting fault which displaced all but 15 meters of weakly to moderately hydrothermally altered breccia, with only minor silicification. Assay results show that no significant precious metal mineralization was encountered.
Further prospecting has revealed zones of strong silicification and brecciation on surface within other parts of the breccia bodies. Analytical results received to date show samples of breccia contain anomalous amounts of pathfinder elements, mercury, antimony and arsenic. Assays results for additional surface sampling are pending. IP geophysical surveys over the western extensions of the breccia bodies show that resistivity highs in five of the breccias demonstrate strong potential for hosting silicified target zones.

Copper Target Zone - Two drill holes have been completed to test for possible concealed copper mineralization associated with locally outcropping and previously exploited copper pebble breccias. The first hole, EK-01-1C, was vertical and positioned to test a broad chargeability high at depth. The drill hole encountered a significant thickness of overlying young unaltered dacite flows before entering strong argillic alteration. Anomalous copper mineralization (to 301ppm) was encountered along with interesting amounts of pathfinder elements (antimony to 627ppm and arsenic to 176ppm).

The second hole, EK-01-2C, was aimed to intercept the depth extent of oxide copper mineralization and test for potential width expansion. The drill hole intercepted the target at a vertical depth of 140 meters, where the zone had an approximate true width of 1 meter, similar to that at the surface. Assays are pending. Although the possibility of significant mineralization within the Copper Target cannot be fully discounted it has been decided to limit further exploration within this area.

Up to eight targets remain to be tested within the Breccia Body Zone, where precious metal ore-bodies may be concealed. Decisions on the next phase of work will be made upon the compilation and evaluation of pending exploration data.

News Release No. 6-01 dated March 19, 2001

SAMEX Launches New Energy Unit To Capitalize On High Demand Natural Gas Market Utilizing Enhanced Recovery Technology - SAMEX has signed a "letter of intent" with Enlight Energy Corp. ("Enlight") for the purchase, installation and operation of F-3 "Texas Tornado" liquid ring gas compressors. The F-3 compressors have been effective in enhancing and increasing the recovery of natural gas from marginal or low pressure wells that may be nearing depletion under conventional recovery methods. Enlight, a private Canadian oil and gas company, has spent two years evaluating and quantifying the value-added benefits of enhanced natural gas recovery produced by this technology. By partnering with Enlight, SAMEX expects to take advantage of the new technology thereby capitalizing on the current high demand for natural gas. The objective of this energy project is to create a sustained cash-flow to assist the Company in funding its mineral exploration activities.

The letter of intent outlines the general terms between Enlight and SAMEX concerning the purchase and operation of the compressors. Pursuant to the agreement, SAMEX will pay $65,000 CDN cash and issue 200,000 shares of SAMEX, at a deemed value of $0.13 CDN per share (for a total value of $91,000 CDN) to Enlight as consideration for the purchase and installation of two (2) F-3 compressors. Enlight will install and operate the compressors on existing wells identified as prospective for this technology. Production net revenue will be distributed monthly, 50% to Enlight and 50% to SAMEX. The letter of intent is subject to SAMEX securing a minimum $100,000 CDN private placement funding, the signing of formal agreements and regulatory acceptance.

The F-3 Texas Tornado gas compressor is able to pull a constant vacuum (0-29"hg) from the wellbore while discharging into a pressured gathering system (to 40psig), potentially enhancing the well life and profitability. It is a low maintenance, highly efficient, reliable unit with five years of proven field performance. If performance expectations are met by the F-3 compressor and the operator, Enlight, SAMEX may purchase additional compressors. SAMEX considers the opportunity to benefit from the enhanced recovery of natural gas in a high demand market an excellent source of potential revenue to supplement the Company's main focus of mineral exploration.

News Release No. 7-01 dated May 1, 2001

The following are excerpts from the Company's recently filed annual report for the year ended November 30, 2000.

REPORT TO THE SHAREHOLDERS

Gold, silver, copper and zinc remained the focus of SAMEX's exploration during 2000 as the Company conducted work programs on its mineral prospects in Bolivia and reconnaissance exploration in Chile and Argentina. Expenditures on the Company's mineral properties amounted to $1,280,292 as road-building, trenching, mapping, sampling, geochemistry, geophysics and drilling was conducted to advance and test the properties.

SAMEX raised $476,460 through two private placement financings completed during the year. Additional exploration funding was also secured through option/joint venture agreements on the El Desierto, Sora Sora, and Eskapa properties.

EL DESIERTO Property - In January 2000, exploration commenced on the El Desierto property pursuant to a 1999 option agreement whereby SAMEX granted International Chalice Resources ("Chalice") the right to earn up to a 35% joint venture interest in the El Desierto property by funding up to US $500,000 exploration. Exploration was focused on delineating targets for bulk-tonnage, epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto property covers a trend of eroded stratovolcanoes and range-front fault structures in Bolivia adjacent to the Chilean border. The prospects are situated in a geologic belt extending through Peru, Chile and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines.

The SAMEX/Chalice exploration involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property. After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant a drill program at the time. No immediate exploration is planned for the property but Chalice agreed to fund annual property holding costs and SAMEX granted Chalice a three year extension on their option to earn an interest in the property. The property has been reduced in size, but continues to cover what are believed to be the most promising areas for further evaluation. Future exploration on the El Desierto property will be subject to a joint decision by SAMEX and Chalice.

SORA SORA Property - In February 2000, SAMEX granted Chalice an option to earn a 35% joint venture interest in the Sora Sora property in Bolivia by expending US $200,000 on the property. In March, SAMEX/Chalice began to explore the property for two types of precious metal deposits; bulk-tonnage, hot springs-type precious metal mineralization at shallow depths beneath extensive outcrops of sinter and veins; and high-grade bonanza veins and vein-swarms at greater depth beneath the ancient hot springs system.

Seven core holes (528 meters total) were drilled to test below the sinter and the vein swarms which contained anomalous arsenic, antimony and mercy, typical pathfinder metals found above gold-silver mineralization. However, all the holes encountered a red mud and cobble conglomerate which cut off the down-dip extension of the vein swarms and sinter at depth. This suggested the outcropping sinter and vein swarms had been displaced by detachment faults and transported a distance from their original source. IP geophysical surveys, electrical soundings and extensive geologic mapping was conducted to search for the concealed source, but the feeder zone was not located. SAMEX and Chalice decided that no further exploration was warranted on the Sora Sora property and the property was dropped subsequent to the year end.

ESKAPA Property - In August, Corporation Minera de Bolivia (Comibol) dropped its legal action against the Eskapa property. SAMEX advanced exploration on the Breccia Body precious metal target and the Oxide Copper target at Eskapa with road building, trenching, rock-chip sampling and geochemical analysis.

In November, SAMEX completed an agreement granting International Chalice Resources the right to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making option payments/exploration funding totaling US $500,000. Chalice has advanced the first US $250,000 to earn a 25% interest, and has the option to earn a further 15% interest by paying an additional US $250,000.

Exploration to-date by SAMEX and Chalice includes geologic mapping, sampling, 20 line-kilometers of IP geophysical surveys over the breccia zones and the copper target area and 684 meters of diamond drilling in three holes. Two of the holes were drilled in the oxide copper target, but the grades and widths of copper mineralization intersected were not sufficient to warrant further exploration of the copper target at this time. One hole was drilled in the breccia body target to test a geophysical anomaly, but no significant precious metal mineralization was encountered. Prospecting has revealed zones of strong silicification and brecciation on surface within other parts of the breccia body target area that contain anomalous amounts of the precious metal pathfinder elements, mercury, antimony and arsenic. Up to eight targets remain to be tested within the Breccia Body Zone, where precious metal ore-bodies may be concealed. A decision by SAMEX and Chalice concerning further exploration is pending the compilation and evaluation of exploration data.

WARA WARA Property - This zinc, silver, lead, copper prospect was advanced during the year with further sampling and mapping. The property is highly prospective for the occurrence of sedex or replacement-style ore bodies which form along stratigraphic horizons. A preliminary geophysical survey has defined an open-ended chargeability anomaly consistent with the size of a bulk-tonnage sediment-hosted target.

In October and November, SAMEX conducted reconnaissance exploration for sedex and replacement-style zinc ore bodies in a prospective geologic belt between the Wara Wara property and the Aguilar and Esperanza zinc mines in northern Argentina. SAMEX is seeking financing for the exploration drilling of the Wara Wara prospect and other zinc replacement/sedex targets that may be generated or acquired within this region.

WALTER Property - The evaluation of vein material by a Bolivian mineral processing group during the year did not resulted in a purchase or production proposal for the property. SAMEX has maintained the 4,710 hectare Walter prospect and will continue to seek either a buyer or a joint venture partner to further explore and exploit the Walter property.

YARETANI Property - The Company completed a drilling program on the Yaretani property in 1996 and continues to maintain the property while awaiting higher metal prices and funding for further exploration. Prospects for economic gold/silver mineralization remain to be fully tested.

SANTA ISABEL Property - Negotiations are continuing with the new management of Comibol to extend the term of the Comibol agreement whereby SAMEX can maintain its rights to the Goya/El Bonete concessions which comprise the Santa Isabel Property.

AGUA DE CASTILLA Property - SAMEX drilled the Agua de Castilla property in 1998 but no significant silver or gold mineralization was encountered. No additional information has come to light since that time to warrant further exploration or expenditures on the property. As a result, the Company dropped the property subsequent to the year end.

NASD OTC: Bulletin Board - SAMEX is now quoted on the NASD OTC: Bulletin Board market under the trading symbol SMXMF. International investors can now access company trading information expressed in U.S. Dollars. SAMEX is pleased with this opportunity to enhance the exposure of the Company's shares. The Company's market-maker is T.R. Winston & Company (TRWN) of Bedminster, NJ.

For more details on SAMEX's activities during 2000, see the Company's 2000 Annual Report which can be viewed in "PDF" format in the Company Profile section of the SEDAR web site - www.sedar.com.

Is mineral exploration worthwhile considering the depressed metal prices of the past several years? Should a company continue to explore for gold and silver when popular opinion has rejected these metals as a "store of wealth" in favour of stocks, bonds and paper currencies?

GOLD IS PRECIOUS - Precious metals have been the standard of real value for many centuries. SAMEX is motivated by a strong conviction that gold and silver are valuable "hard assets" particularly during times when confidence in paper investments is shaken. SAMEX has survived the boom and bust of the technology bubble and management plans to continue the business of exploring for precious metals and other valuable resources in the earth.

The Board of Directors would like to express sincere thanks to our faithful shareholders who have supported and financed SAMEX through prolonged, difficult market conditions for our industry. We deeply appreciate your patience and encouragement as we continue the search for economic mineral deposits.

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

The following discussion should be read in conjunction with the consolidated financial statements and related notes.

During the fiscal period ended November 30, 2000, the Company's activities consisted principally of exploration on its mineral properties in Bolivia, as well as evaluating other potential mineral properties and financing activities. Mineral interests and exploration costs for the period ending November 30, 2000 totaled $1,280,292 compared to $1,198,943 in 1999.

The Company does not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the period ended November 30, 2000. Annual losses over past years are a reflection of the Company's ongoing expenditures on its mineral properties which are all currently in the exploration stage. The Company realized a net loss of $6,330,313 for the year ended November 30, 2000 or $0.19 per share compared to a net loss in 1999 of $1,009,258 or $0.04 per share. The net loss for 2000 was unusually large in comparison to losses of previous years, due to $5,439,359 of Mineral Interests and Deferred Exploration Costs written off resulting from inactivity on the El Desierto Property (($5,601), the Santa Isabel Property ($2,113,801), the Walter Property ($1,717,486), the Yaretani Property ($817,156); and due to the dropping of the Agua de Castilla Property ($326,970), the Sora Sora Property ($423,040), and the Panizos Property ($35,305). As a result, the Company's assets categorized in the financial statements as "Mineral Interests and Deferred Exploration Costs" decreased to $1,351,097at November 30, 2000 from $6,698,153 at November 30, 1999. The amount of cash on hand at the end of fiscal 2000 was $17,412 as compared to $142,638 in 1999. The Company had 17 employees during fiscal 2000. A $260,817 portion of the salaries paid to employees, was paid to employees that are also directors or officers of the company.

Since the Company has no material source of operating revenue, it has relied in part on its ability to raise capital from the sale of its securities in order to fund the ongoing exploration of its mineral properties. Additional exploration funding was also secured through option/joint venture agreements on the El Desierto Property, the Sora Sora Property, and the Eskapa Property as described above in the Report To The Shareholders. During the fiscal year, the market for securities of companies engaged in mineral exploration remained soft, due in part to the depressed price of precious metals and other commodities. SAMEX raised a total of $476,460 through two private placements during fiscal 2000 which is significantly lower than the $1,715,000 raised by private placements in fiscal 1999. Details of the two private placements completed during 2000 are as follows:

Private Placement #20 - April 20, 2000, SAMEX completed a private placement of 750,000 units at a price of $0.20 per unit for total proceeds of $150,000. The intended use of proceeds are: $20,000 for exploration on the Company's mineral properties in Bolivia, $102,000 for outstanding accounts payable, and $28,000 for general working capital.

Private Placement #21 - August 9, 2000, SAMEX completed a private placement of 2,176,400 units at a price of $0.15 per unit for total proceeds of $326,460. The intended use of proceeds are: $100,000 for exploration on the Company's mineral properties in Bolivia, $100,000 for outstanding current obligations, and $126,460 for general working capital.

Use of proceeds - In relation to the $476,460 raised through the two private placements, SAMEX disclosed that the intended use of proceeds was $120,000 for exploration on the Company's mineral exploration properties and the balance for general working capital and outstanding obligations. This was more than fulfilled as actual expenditures on the Company's mineral exploration properties during fiscal 2000 was $1,280,292. By comparison, during fiscal 1999, SAMEX raised a total of $1,715,000 through private placements. SAMEX disclosed that the intended use of proceeds was: $790,000 to be used for expenditures on the Company's mineral exploration properties, with the balance to be used for general working capital. Actual expenditures on the Company's mineral exploration properties during fiscal 1999 was $1,198,943 which also more than fulfilled the disclosed use of proceeds of $790,000.

Working Capital Deficit - Due to the working capital deficit and net loss, the continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities, or secure additional exploration funding through option or joint venture agreements on its mineral properties; or through the sale of capital assets or mineral properties. In order to obtain financing sufficient to continue operations, the Company is continuing to seek private placement funding. As noted in the Report To The Shareholders, the Company is also seeking joint venture partners and/or exploration funding for the Wara Wara, Walter, and Yaretani Properties.

In March 2001, the Company began pursuing an opportunity to generate cash flow related to natural gas production utilizing enhanced recovery technology (see News Release No.6-01 dated March 19,2001 on the last page of this Management Discussion). SAMEX signed a "letter of intent" with Enlight Energy Corp. ("Enlight") for the purchase, installation and operation of F-3 "Texas Tornado" liquid ring gas compressors. The F-3 compressors have been effective in enhancing and increasing the recovery of natural gas from marginal or low pressure wells that may be nearing depletion under conventional recovery methods. Pursuant to the letter of intent, Enlight would install and operate the compressors on existing wells identified as prospective for this technology. Production net revenue would be distributed monthly, 50% to Enlight and 50% to SAMEX. The letter of intent is subject to SAMEX securing a minimum $100,000 CDN private placement funding, the signing of formal agreements and regulatory acceptance. By partnering with Enlight, SAMEX could take advantage of the new technology thereby capitalizing on the current high demand for natural gas. The objective of this energy project is to create a potential cash-flow to supplement the Company's main focus of mineral exploration.

The complete annual report and audited financial statements can be viewed in "PDF" format in the Company Profile section of the SEDAR web site - www.sedar.com.

News Release No. 8-01 dated May 7, 2001
ESKAPA EXPLORATION UPDATE - COPPER TARGET AREA RECONSIDERED - The compilation and evaluation of exploration data received from the joint SAMEX/International Chalice exploration effort has been completed. Agreement among all parties that the geologic environment of the mineralizing system at Eskapa is conducive to the possible formation of very large gold/silver/copper ore-bodies continues to be strengthened by the in hand exploration data. Therefore a strong desire to further the Eskapa exploration effort is shared by both parties. The following summary represents information relative to the Copper Target Area only.

Drilling Results - The second core drill hole (DDH-EK-01-2C) completed in the Copper Target Area of the Eskapa prospect successfully intersected the down-dip/depth continuation of a copper-mineralized pebble breccia. The intersection (from 141.25 to 146.20 meters) in the inclined/eastward-directed hole averages 5.01% copper with 10 grams/metric tonne (g/mt) silver. Analytical results on a suite of surface samples collected over several hundred meters of exposed old prospect workings are similar and show that the pebble breccia bodies can locally contain very high grades of copper (to 14.90%, 8.30% - average) with a significant silver credit (to 59.1 g/mt, 18.1 g/mt - average) to over several meters width. The tenorite and chryscolla copper mineralization is hypogene in nature as colorful in-filling of voids and replacement of both breccia matrix, clasts, and wallrock. Further north (150 meters) of the drill hole, IP line 1C detected a near-surface, weak chargeability expression along the projected trace of the pebble breccia zone where slumped prospect pits with copper-mineralized material on dumps are present. The drill hole and surface work demonstrate that the pebble breccia-hosted, oxide-copper mineralization (tenorite and chrysocolla) is steeply dipping, persists with strong copper content to great depth and is laterally continuous open-ended in a northward direction. These results suggest that, for the pebble breccia bodies to sustain high copper grades and be down-dip and laterally extensive, a significant source to the re-mobilized copper mineralization may be present nearby. (See Interpretive Geologic Cross Section 1C).

The first drill hole (DDH-EK-01-1C) was drilled vertically to test the "heart" of a deep-seated, IP chargeability anomaly on eastern portion of IP line 1C. The hole intersected hard, dacitic volcanic rocks to a depth of 206.35 meters below which a xenolithic porphyritic dacite intrusive and intrusive igneous breccia were encountered before drilling was stopped at 260.25 meters. The volcanic rocks typically appear little altered except locally along structural zones which are variably clay-altered with red (hematitic) coloration. Strong, pervasive clay alteration appeared at a depth of 155.20 meters. A veined/veinleted zone of oxide manganese and minor copper mineralization (replacement after sulfide(?)) was encountered within the clay-altered rocks between 175.80 to 190.55 meters. Sampled core from through the veined zone contains anomalous amounts of copper (222 to 301 ppm), silver (2 g/mt), zinc (176 ppm), antimony (60 to 172 ppm), arsenic (296 to 627 ppm), manganese (813 to 123210 ppm), cobalt (140 ppm), barium (989 to 14210 ppm), mercury (100 to 200 ppb), and detectible gold (20 ppb). Clay-altered, xenolithic porphyritic dacite and intrusive breccia from the lower part of the hole contain anomalous copper (232 ppm) and zinc (101 to 111 ppm), but no antimony, arsenic or mercury. Whole-rock sulfur analytical values are very low for the sampled intervals of the drill hole and no sulfide minerals were observed in the core even though a strong IP chargeability response for the target was found by the IP survey (December, 2000) to range from 12 to up 22 millivolts/volt (mV/V). This range of values, from considerable drilling experience, indicated abundant sulfide minerals should be present in the rock of the drilled target interval. Therefore the results of this IP survey (December 2000) became suspect.

Results Of The IP Re-Survey - The chargeability readings of the IP survey along three, east-west-oriented lines (Lines 1C, -2C, and -3C) carried out over the Copper Area of Cerro Eskapa in December, 2000 became suspect with the results of drill hole DDH-EK-01-1C. A decision was made to run new IP surveys in February-March, 2001 to investigate the problem. A new line, 4C, was run north-south through the central part of the large chargeability anomaly outlined from the December IP survey, which extends through the eastern portion of the three IP lines. The results of this new line found that the original chargeability responses of this eastern anomaly to be much reduced from 12 to 22 mV/V, to values of only 6 to 8 mV/V. Line 1C, along which several other IP chargeability "anomalies" had been identified, was also re-surveyed in February-March, 2001. The results of this re-survey show that resistivity readings of the two surveys (1C Dec/1C Feb-Mar) are similar, but the location and magnitude of the chargeability anomalies earlier outlined were different. The eastern chargeability anomaly of the original line 1C was reduced from 12 to 22 mV/V, to 6 to 8 mV/V, corresponding to the new line 4C and to the geology/geochemistry of DDH-EK-01-1C. However, an important strong IP anomaly to 17 mV/V, was identified on the western portion of the new line 1C, from 350 W to +800 W. This new anomaly is open-ended in three directions and at depth. There is confidence in the results of this IP re-survey of line 1C as it defined lower chargeability responses to the east, compatible with the low sulfide nature of rock encountered in DDH-EK-01-1C.

Geologic Picture - The drilling and new IP results provided valuable information and improved the target picture of the Copper Area. The location of a strong IP chargeability anomaly has now been established to lie at a depth of 130 meters beneath capping unaltered/resistive volcanic rocks and 750 meters west of drill hole DDH-EK-01-1C. The IP re-survey profile of line -1C shows that this chargeability anomaly is positioned in a resistivity low which extends continuously across into the area of the drill hole DDH-EK-01-1C which at depth encountered pervasive clay alteration of volcanic rocks, porphyritic intrusion, and intrusive breccia. The zone of oxide copper-mineralized pebble breccia lies to the east and above this new strong chargeability anomaly; and is haloed by an elevated chargeability response that can be traced downwards into a smaller, less-intense, but interesting, chargeability anomaly. This interpretative geologic and IP picture suggests the possible presence of a copper sulfide-mineralized intrusive/veined body, whose eastern end was affected by hydrothermal alteration, perhaps in an area of faulting (San Augustin fault zone) and whose alteration activity re-mobilized copper laterally and up into the pebble breccia bodies. The isolated small IP chargeability anomaly further at depth below the pebble breccia zone may therefore be a relict of the original eastward extent of copper-sulfide mineralization. The geochemical signature of anomalous copper, silver, arsenic, antimony, mercury and zinc found in veinleted intervals and altered intrusive breccia of DDH-EK-01-1C supports this interpretation as the drill holes' position is distal (750 meters east) to the possible copper-mineralized body.

Future Exploration Plans - The chargeability anomaly defined, at depth, along the west end of line 1C is open-ended in westerly, northerly, and southerly directions and hence, needs to be investigated with further IP surveys to better define its spatial and depth extent and perhaps give an idea of the orientation of the causitive body to help design properly positioned/aimed drill hole tests. This is especially important as the target may, in part, be comprised of structurally controlled swarms of closely spaced, steeply dipping, copper-sulfide veins which would require an angled drill hole to properly test. The next stage of exploration will be planned and initiated by SAMEX/International Chalice as soon as funds have been secured to proceed.

News Release No. 9-01 dated May 14, 2001

3 MONTH INTERIM FINANCIAL STATEMENTS FILED - In response to a Delinquent Filer Notice issued May 11, 2001, this is to advise that, on May 10, 2001, SAMEX filed its 3 Month Interim Financial Statements to February with the British Columbia Securities Commission and paid the fees specified by the Regulations.

News Release No. 10-01 dated May 28, 2001

SAMEX SIGNS "LETTER OF INTENT" FOR THE ACQUISITION OF IMPORTANT ENERGY RELATED PATENTED TECHNOLOGY - SAMEX has signed a non-binding letter of intent ("LOI") with Fluid Compressor Corp. ("FCC") and its proprietors for the acquisition of 100% of FCC and all intellectual properties (Patents) related to the single stage liquid-ring gas compressor known as the "Texas Tornado" ("TT"). FCC, claims to be the world's leading manufacturer and developer of liquid-ring natural gas compressor systems. This important technology, is revolutionizing the low pressure gas markets with its low cost, low maintenance and highly efficient operation. The patented technology enables the TT to pull a constant vacuum at one end while discharging into pressure at the other end. With over 300 units already in use, the TT compressors have been very effective in enhancing and increasing the recovery of natural gas from certain marginal or low pressure wells that may be nearing depletion under conventional recovery methods. Independent tests are also underway on methane gas recoveries from low pressure coal-bed deposits. Further information regarding a variety of other applications, potential markets and sales volumes will be discussed in subsequent news releases.

FCC, a private Texas oil and gas service company, has spent five years developing, evaluating and quantifying this technology and its value-added benefits of enhanced gas recovery. By acquiring FCC, SAMEX expects to expand the technology's applications and open international markets. The first priority though, will be to capitalize on the exceptionally strong North American natural gas market where demand for the TT is growing rapidly. SAMEX's strategic objective is to create a substantial, sustained cash-flow to enhance shareholder value and assist the Company in funding its mineral exploration activities.

The LOI details a chain of events which begins with a 60 day stand-still period where SAMEX is entitled to complete a thorough due-diligence of FCC, and the related intellectual properties, compile a complete business plan/model, including marketing, distribution and service strategies, and negotiate a formal purchase agreement. SAMEX will then have a further 60 days to secure all required financing related to the acquisition and implementation of the formal business plan. SAMEX considers this acquisition an excellent opportunity to create a resource related energy division to complement the Company's concurrent focus of mineral exploration.

THIRD QUARTER - FOR THE PERIOD ENDED AUGUST 31, 2001

News Release No. 11-01 dated June 4, 2001
CONTINUOUS DISCLOSURE REVIEW & FILING OF REVISED MATERIAL - In 1998, the British Columbia Securities Commission (the "BCSC") implemented the Continuous Disclosure Review Program. Under this program, BCSC staff review the public disclosure record of selected companies that are reporting issuers. The primary objective of this review is to determine whether reporting issuers are complying with the continuous disclosure requirements of the *Securities Act* and the *Securities Rules*. The review is also intended to provide guidance to reporting issuers and their professional advisers to improve the quality, value and timeliness of information that is provided to market participants.

Pursuant this program, the BCSC reviewed SAMEX Mining Corp. With the guidance of BCSC staff, SAMEX implemented the recommendations from the Continuous Disclosure Review Program Staff Report, in the preparation and filing of its Annual Report for the year ended November 30, 2000 and its First Quarter Report for the period ending February 28, 2001.

To address issues in quarterly reports filed for the first three quarters of 2000, the BCSC instructed the Company to file the Schedules B and C from its Annual Report (fourth quarter) for the year ended November 30, 2000 as replacements for previously filed Schedules B and C for the quarters ending February 29, 2000, May 31, 2000 and August 31, 2000. The Company has filed the replacement schedules for each of the respective quarterly reports on SEDAR where the documents can be viewed in the "PDF" format.

News Release No. 12-01 dated July 5, 2001
ESKAPA HIGH-GRADE GOLD-ENARGITE TARGETS PREPARED IN CORE ZONE AREA - Through ongoing evaluation of the exploration data base of the Eskapa prospect, high priority targets on three (III, IV, V) of eight prospective breccia zones are proposed for drill testing. Special attention has been given to identifying quality high-grade gold-enargite (Au-Cu) drill targets within the large (5sq.kms.) prospective Core Zone Area of strongly clay-altered/pyritized rocks of the eroded-out stratovolcano. (See also Plan Map and Cross Section B-B' at www.samex.com)

Importantly, the geologic features at Eskapa demonstrate a high-sulfidation/acid-sulfate type of alteration-mineralizing system centered in the eroded-out Core Zone Area of the statovolcano. The widespread aerial extent of clay-pyrite alteration and long strike lengths of cross-cutting, silver-mineralized, vuggy silica/sulfidic-silicified breccia zones indicate that the size of the Eskapa system is very large. In this geologic environment, high-grade gold-copper ore-bodies could occur at depth within the numerous steep hydrothermal breccia zones. IP surveys clearly show that the silicified/sulfide-mineralized breccia zones have great continuous depth extent to beyond 250 meters and without indication of any significant fault interruptions. The shallow high-grade silver mineralization represents the upper levels of this postulated deeper, thick, high-grade, auriferous enargite-bearing, vein zone- and breccia-hosted mineralization. Credence that the zones become copper rich and gold bearing with depth is demonstrated by the 1999 drill intersection of DDH-EK-99-02 which found a dramatic five-fold increase in copper content and consistent appearance of elevated gold values in the vuggy silica/breccia zone with depth. The many comparable similarities to the geologic setting of important gold(-silver/copper) deposits along the Cordillera Occidental of Peru (Yanacocha, Pierina), Chile (La Coipa, El Indio, Choquelimpie), and Argentina (Valadero) continues to make Eskapa a highly interesting exploration play. Eskapa is currently the only known and substantiated example of this highly sought after type of alteration-mineralization system in the Cordillera Occidental of Bolivia.

Within the Core Zone Area, three zones (III, IV, V) for proposed drill testing have been selected from eight target areas of cross-cutting, hydrothermal breccia each hosting silver-mineralized vuggy silica outcrop and advanced-argillic alteration. The widespread area hosting the drill targets, contains consistently high levels of pathfinder (mercury, arsenic, antimony, thallium) and base metals (zinc, locally lead) within the strongly clay-pyrite-altered dacitic host rocks. The strong alteration and high pathfinder-/base-metal content of the Core Zone Area may comprise the outer halo to a possible porphyry copper-type intrusional source positioned nearby and/or at depth. Also warranting eventual drill testing are two large and highly interesting IP targets ("A" and "B"). Both IP targets exhibit coincident high chargeability and high resistivity responses and are positioned within clay-pyrite-altered silicified rocks of the Core Zone Area. A third, large, high-chargeability anomaly ("C") within a resistivity low, may also deserve several drill holes.

The long lateral strike length, prominent thickness, and IP-indicated great down-dip extent of the prospective breccia zones in the eroded Core Zone Area suggest the discovery of cumulatively large tonnage's could result from exploration drilling. With the considerable up-side potential of this and other Target Areas, Eskapa remains an important property holding for the Company. The proposed drilling would be designed to test the three zones and the larger IP targets as an array of progressively shallow to deeper penetrations (two to three holes) at seven locations. SAMEX-Chalice are currently seeking exploration funds to carry out the above drilling program.

News Release No. 13-01 dated August 2, 2001

TEXAS TORNADO UPDATE - SAMEX and Fluid Compressor Corp. ("FCC") of Pampa, Texas have mutually agreed to terminate their joint efforts and discussions, with regards to the acquisition of 100% of FCC and all intellectual properties (Patents) related to the single stage liquid-ring gas compressor known as the Texas Tornado ("TT"), under the non-binding letter of intent announced May 28th. Subdued financing interest and certain challenges to the intellectual properties, which may take greater time and effort to fully evaluate and quantify, detracted from the opportunity first envisioned by SAMEX management.

The due diligence review of the TT, from a functional performance standpoint, generated a positive response for the machine and its employed technology. SAMEX continues to evaluate the possibility of pursing some other form of business opportunity with regards to the TT.

News Release No. 14-01 dated August 7, 2001

CORPORATE UPDATE -SAMEX reports that Patricio Kyllmann has stepped down as Chairman and President of the Company to pursue personal interests. Mr. Kyllmann will remain a valued Director of the Company and its Bolivian subsidiaries. The SAMEX Board of Directors wish to express their sincere appreciation for the significant effort, dedication and direction that Patricio has imparted to the management team the past seven years and extend their very best hopes for his future endeavors.

Peter Dahl, a fellow founding Director of the Company, has accepted the appointment as Chairman of the Board and Jeffrey Dahl has accepted the appointment to serve as President.

With the new appointments, Directors and Officers of the Company are as follows: Peter J. Dahl - Chairman and Director, Jeffrey P. Dahl - President and Director, Robert E. Kell - Vice President Exploration and Director, Larry D. McLean - Vice President Operations and Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Brenda L. McLean - Corporate Secretary.

News Release No. 15-01 dated August 13, 2001

DRILLING TO RESUME AT ESKAPA COPPER-GOLD PROSPECT, BOLIVIA - SAMEX and International Chalice Resources ("Chalice") plan to resume drilling on the Eskapa copper-gold prospect in Bolivia by the end of August. Management is enthusiastic about continuing the testing and evaluation of this extensive mineralized system and is hopeful that ongoing efforts will reward shareholders with an economic discovery.

In November 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000. To facilitate continued exploration on the Eskapa property, SAMEX and Chalice have amended certain terms of the Eskapa Property Option Agreement effective August 10, 2001. Pursuant to the amendments, Chalice can earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making option payments to SAMEX totaling US $500,000 as follows:

1) US $250,000 on or before May 15, 2001 (paid) to earn a 25% joint venture interest; and

2) To earn an additional 11% interest, further payment of US $155,000 comprised of US $125,000 on or before September 30, 2001 (of which US $42,392.42 has been paid) and US $30,000 on or before August 30, 2002, for a total of US $405,000 to earn a 36% Joint Venture Interest. (Chalice has the right to elect to revert to a 10% net profits interest without further commitments)

3) To earn an additional 4% interest, on or before November 15, 2001 Chalice shall deliver to SAMEX a written Notice advising that Chalice has elected to irrevocably exercise the next stage of the option and pay a further US $95,000 on or before November 15, 2003 for a total of US $500,000 to earn a 40% Joint Venture Interest. If Chalice delivers the Notice and then fails to deliver the payment of US $95,000 by November 15, 2003, Chalice shall forfeit any and all interest it would otherwise be entitled to under the option agreement.

Other terms of the original option agreement remain unchanged.

FOURTH QUARTER - FOR THE YEAR ENDED NOVEMBER 30, 2001

News Release No. 16-01 dated September 12, 2001

DEBT SETTLEMENT - SAMEX Mining Corp. has agreed to settle a debt of CDN $164,198 (US$106,900) with a creditor by issuing 1,200,000 common shares, which equates to a deemed price of CDN $0.1368 per share. The agreement is subject to regulatory acceptance and the shares issued will be subject to a four month hold period from the date of issue.

News Release No. 17-01 dated September 18, 2001

ESKAPA DRILLING BEGINS - COPPER-GOLD-SILVER TARGETS TO BE TESTED - SAMEX and Intl. Chalice have begun a 600 meter core drilling program to test two of numerous copper-gold targets within the Eskapa property. The 3,700 hectare prospect hosts a large high-sulfidation acid sulfate type, alteration-mineralizing system, positioned within an eroded stratovolcano, related to a porphyry copper intrusion. Similarities to the geologic settings of important gold(-silver/copper) deposits along the Cordillera Occidental of Peru (Yanacocha, Pierina), Chile (La Coipa, El Indio, Choquelimpie), and Argentina (Valadero) have been documented through the Company's ongoing exploration efforts.

First Target - The Copper Zone - Testing for possible bulk-tonnage, open-pittable copper-gold mineralization concealed under capping volcanic rocks on the North flank of the stratovolcano, the first drill hole is adjacent (250m west) to extensively outcropping, oxide-copper mineralized pebble breccias (8-14% Cu over 1-2m, discontinuous over +1km), commonly associated with porphyry copper systems. The interpretative geologic and IP data, over the target area, suggests the possible presence of a large copper sulfide mineralized/veined intrusive body, whose later alteration activity re-mobilized copper laterally and up into the pebble breccia bodies. This interpretation is supported by the geochemical signature of previously drilled core hole 01-1C, 750 meters east of the current target, which contained anomalous copper, silver, arsenic, antimony, mercury and zinc found in veinleted intervals and altered intrusive breccia.

Second Target - The Core Zone - The second drill hole will test for high-grade copper-gold (enargite) mineralization within one of several hydrothermaly altered, silicified breccia structures, which are up to 2kms long by +20m wide. Old Spanish workings exploited some of these structurally controlled zones of silica-barite breccia for high-grade silver (to +2000g/mt). The shallow, high-grade silver mineralization represents the upper levels of postulated deeper, thick, high-grade, auriferous enargite-bearing (Cu, Au), vein zone- and breccia-hosted mineralization. Core drill hole 99-02 found a substantive five-fold increase in copper content and consistent appearance of elevated gold values in the vuggy silica/breccia zone with depth. The long lateral strike length, prominent thickness, and IP-indicated depth extent of the hydro-thermally altered breccia structures suggest that cumulatively large tonnage's could result from exploration drilling.

The very large Eskapa system (+5sq.kms.) could host multiple high-grade gold-enargite (Cu-Au) ore-bodies, at depth, within numerous steep hydrothermal breccia zones which exist in the prospective, eroded Core Zone area of strongly clay-altered/pyritized rocks. Several other areas of the Eskapa prospect remain to be mapped, sampled and geophysically surveyed as budgets can be financed. It is hoped that the current drill program will advance the Company's geologic understanding of the Eskapa intrusion and fortify the underlying conviction that Eskapa represents a quality exploration prospect capable of hosting world-class ore-bodies of copper, gold and/or silver.

News Release No. 18-01 dated October 17, 2001

ESKAPA DRILLING UPDATE - MINERALIZED INTERCEPT ACHIEVED - ***The Core Zone Test*** **-** SAMEX and Intl. Chalice have successfully completed a 495 meter core drill hole within the "Core Zone" area of the Eskapa prospect, Bolivia. Drill hole DDH-EK-01-11, angled at -65 degrees, encountered the targeted hydrothermally altered, silicified zone III at 340 meters and continued through to 495 meters. The zone was comprised of four sections; weakly mineralized/altered hanging-wall halo, 340m. to 383m. (est. 25m. true width (tw)); strongly mineralized/altered hanging-wall, 383m. to 399m. (est. 8m. tw); very mineralized/altered zone, 399m. to 456m. (est. 24m. tw), and thereafter strongly altered/moderately mineralized foot-wall to the end of the hole at 495 meters. The zone was intersected at approximately 30 degrees to the core axis therefore the true width of the mineralized interval is estimated to be 57 meters.

Pyrite and other unidentified minerals were encountered in varying amounts throughout the zone as disseminated sulfides, veins and veinlets. Varying degrees of silicification, including 12 distinct areas of intense vuggy silica within the very mineralized/altered zone, were observed. Clay alunite alteration was pervasive throughout the intersection, grading from white, to pink, to a crimson red at the zone's most intensive parts. Native sulfur, yellow orpiment and realgar minerals were also observed.

Drill hole 11 has importantly confirmed the great depth, extent and increasing thickness with depth, of the hydrothermally altered, silicified structures which occur within the Core Zone area of the eroded out Eskapa stratovolcano. In successfully testing zone III approximately 280 meters below previously drilled DDH-EK-99-02 (to 450 meters below surface), hole 11 has demonstrated the substantial tonnage potential of these structures. The style of the mineralization/alteration encountered is indicative of a precious metal (gold-silver), high sulfidation acid sulfate mineralizing system. Samples from hole 11 are being logged, split and prepared for the assay lab. While the Company is optimistic that assay results will be favorable, no accurate determination of the nature, type or extent of mineralization can be made without such assays and any inference of such results is unwarranted at this time.

The Copper Zone Test - Drill hole DDH-EK-01-3C, designed to test a deep-seated IP anomaly, intersected two faults within the capping volcanic rocks, nearly oblique to the core axis and had to be abandoned before it could penetrate the expected altered/mineralized zone targeted at depth. A new drill pad has been constructed (DDH-EK-01-4C) to attempt this test again with a more perpendicular angle to the expected faults. Information gleaned from drill hole 3C helped to clarify the possible relationship of the outcropping oxide-copper pebble breccias to the IP anomaly to be tested in proposed hole 4C.

Exploration on the Eskapa prospect to date has demonstrated the presence of an extensive mineralizing system (+5sq.kms.). Should either or both of holes 11 or proposed 4C produce strongly gold-silver-copper mineralized intercepts the possibility of a significant economic discovery within the Eskapa prospect would be substantially enhanced. The Company is seeking further funding to expand the current exploration effort.

News Release No. 19-01 dated October 17, 2001

PRIVATE PLACEMENT #23 - SAMEX has arranged a private placement of 1,260,000 units comprised of one common share and one warrant at a price of $0.10 per unit. The warrant will entitle the holder to purchase an additional common share at a price of $0.10 per share if exercised at any time during the two year term of the warrant. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. The placement is subject to regulatory acceptance.

News Release No. 20-01 dated October 25, 2001

PRIVATE PLACEMENT #24 - SAMEX has arranged a private placement of 1,130,000 units comprised of one common share and one warrant at a price of $0.10 per unit. The warrant will entitle the holder to purchase an additional common share at a price of $0.12 per share if exercised at any time during the two year term of the warrant. SAMEX has agreed to pay a finder's fee of $7,500 on a $100,000 portion of the private placement. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. The private placement is subject to regulatory acceptance.

News Release No. 21-01 dated October 30, 2001

ESKAPA DRILLING UPDATE - BOLIVIA

Copper Zone - SAMEX/Intl. Chalice have received a preliminary report from the Eskapa property concerning drill hole DDH-EK-01-4C, situated within the Copper Zone area, on the North flank of the stratovolcano. The hole drilled through highly fractured/broken andesitic volcanic rocks, faults and igneous intrusive breccia before jamming at 270 meters where it had to be prematurely terminated. Hole 4C was designed to test the source of a deep-seated IP chargeability anomaly, but did not encounter the targeted altered/mineralized zone within the expected depth. The Company's are awaiting a final report on the geological interpretation/implications of hole 4C.

Core Zone - After being logged in detail, samples from drill hole DDH-EK-01-11 (see news No. 18, Oct.17, 2001) along with other surface samples, have been delivered to a qualified lab in Chile for assaying. Exploration program results, interpretations and recommendations will be announced upon their completion.

News Release No. 22-01 dated November 8, 2001

PRIVATE PLACEMENT #23 COMPLETED - SAMEX has completed a private placement of 1,260,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced in News Release No. 19-01 dated October 17, 2001). The warrant entitles the holder to purchase an additional common share at a price of $0.10 per share if exercised at any time during the two year term of the warrant which expires November 1, 2003. Regulatory acceptance was granted and the 1,260,000 share/warrant units were issued November 1, 2001. The units are subject to a hold period until March 1, 2002. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. A director/officer of SAMEX was a placee for 150,000 units.

News Release No. 23-01 dated November 14, 2001

DEBT SETTLEMENT - SAMEX Mining Corp. has agreed to settle debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share. An $89,540.00 portion of the settlement is owed to certain directors of SAMEX. The debt settlement is subject to regulatory acceptance and the shares issued will be subject to a four month hold period from the date of issue.

News Release No. 24-01 dated November 16, 2001

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 1,130,000 units comprised of one common share and one warrant at a price of $0.10 per unit (originally announced in News Release No. 20-01 dated October 25, 2001). The warrant entitles the holder to purchase an additional common share at a price of $0.12 per share if exercised at any time during the two year term of the warrant which expires November 15, 2003. Regulatory acceptance was granted and the 1,130,000 share/warrant units were issued November 15, 2001. The units are subject to a hold period until March 15, 2002. A finder's fee of $7,500 was paid in relation to a $100,000 portion of the private placement. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

SHARES-FOR-DEBT SETTLEMENT COMPLETED - SAMEX has settled debt of CDN $164,198 (US$106,900) with a creditor by issuing 1,200,000 common shares, which equates to a deemed price of $0.1368 per share (originally announced in News Release 16-01 dated September 12, 2001). The 1,200,000 shares were issued November 14, 2001 and are subject to a hold period until March 14, 2002.

STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted additional incentive stock options which have the effect of increasing the number of options granted to employees, directors, officers and consultants of the Company to 3,530,000 shares, all of which will be exercisable at a price of $0.15 per share for a five year term. (NOTE: The Company did not proceed with the grant of these options)

News Release No. 25-01 dated November 27, 2001

EXPLORATION UPDATE - ESKAPA CORE ZONE - Robert Kell, SAMEX VP-Exploration reports on assays received from ALS Chemex Labs, Chile for Core Zone area drill hole 11. The hole intersected two intervals (444.90 to 447.00 and 456.85 to 457.10 meters) of sulfide-veinleted vuggy silica rock of Zone III which contain high amounts of copper, silver, bismuth, and antimony with a significant gold content (see geochemical table). The deeper than planned intersection occurred because as the hole progressed it steepened considerably in inclination. The auriferous (gold-bearing) copper-silver sulfide veinlets cross-cut the lower (footwall) part of a body of pyrite mineralized vuggy silica with abundant pink alunite, native sulfur, and some orpiment. The auriferous sulfide veinlets appear to represent a later or late-stage mineralized event channeled up along and into the vuggy silica bodies. Of greatest significance, the drilling discovered that the Eskapa mineralizing system does indeed become auriferous and copper-silver rich at depth and must be largely preserved intact (not eroded) confirming the geologic model.

Important advances were made in better understanding the geologic nature and features of the mineralizing system as they relate to the presence of the auriferous high-grade copper-silver veinlets. The hole passed through a low-grade, (2-46g/t) silver-mineralized zone (342.75 to 368.20 meters) of veinleted and silicified/clay-pyrite-altered porphyritic dacite and numerous thick intervals of prospective-looking, pyrite mineralized vuggy silica and revealed a strong mercury anomaly in the hangingwall to the auriferous high-grade copper-silver sulfide veinleted intervals. The vuggy silica bodies generally proved to not carry significant gold or high-grade sulfide amounts of copper, silver, antimony and bismuth where secondary sulfide veining and disseminations were sparse or lacking. The location of DDH-EK-01-11 was dictated by the necessity to use an earlier shallow intersection (DDH-EK-99-02) through silver-mineralized vuggy silica as control to properly position and orient the deeper drill test. This location unfortunately may not have been optimum for making a major discovery along Zone III.

Re-mapping of the eroded core zone area during the drilling program has outlined numerous locations to the west of DDH-EK-01-11 where Zone III (and many of the other mineralized zones) were emplaced into an extensive area of older silicified hydrothermal breccia. The breccia represents a much-more favorable host rock for developing wider and more extensive precious mineral and high-grade copper sulfide mineralization along the structural zones. Drilling Zone III and neighboring zones within the breccia area is deemed the next priority for exploration work and pad locations have been carefully selected from which to attempt moderately deep drill tests. Further exploration drilling is subject to the securing of additional funding and/or joint venture interest.

Geochemical Table - Drill Hole DDH-EK-01-11

sample no.	interval m.	Cu ppm	Pb ppm	Zn ppm	Ag g/t	Au g/t	As ppm	Sb ppm	Bi ppm	Hg ppb	width m.
11-119	444.90 - 445.45	71	89	284	4	0.222	59	110	10	1320	0.55
11-120A	444.45 - 445.55	3270	138	1040	89	1.280	264	2130	1280	33800	0.10
11-120B	445.55 - 446.00	74	124	327	5	0.380	46	88	28	1060	0.45
11-121	446.00 - 446.25	90	90	115	6	0.409	71	61	13	1270	0.25
11-122	446.25 - 446.35	1.62%	326	3100	524	0.836	840	11200	3650	55800	0.10
11-123	446.35 - 445.40	6.1%	1380	9730	1890	1.180	972	41800	29300	68800	0.05
11-124	445.40 - 447.00	3510	87	748	134	0.384	255	2210	329	25200	0.60
11-136	456.85 - 457.10	8200	105	1450	232	0.767	170	4880	149	54800	0.25

SUBSEQUENT TO THE YEAR ENDED NOVEMBER 30, 2001

News Release No. 1-02 dated January 11, 2002

SHARES-FOR-DEBT SETTLEMENT COMPLETED - SAMEX Mining Corp. has settled debt totaling CDN $140,890.00 with six creditors by issuing 1,408,900 common shares at a deemed price of $0.10 per share (originally announced in News Release No. 23-01 dated November 14, 2001). An $89,540.00 portion of the settlement involved debt owed to certain directors of SAMEX. The 1,408,900 shares were issued on January 4, 2002 and are subject to a hold period until May 4, 2002.

News Release No. 2-02 dated February 6, 2002

CORPORATE UPDATE - GOLD IS PRECIOUS - The Canadian Venture Exchange has requested that SAMEX Mining Corp. issue a news release in response to the increased trading volume and price of the Company's shares. SAMEX confirms that there are no material changes in the Company that have not previously been announced, though in recent weeks Management has observed a dramatic shift in market perception and interest concerning gold/silver which appears to be turning investor's attention to companies mining or exploring for precious metals.

In spite of the lackluster gold price of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued. This motivating principle is summarized in the following excerpt from the Company's 2000 Annual Report:

> *"**Is mineral exploration worthwhile** considering the depressed metal prices of the past several years? Should a company continue to explore for gold and silver when popular opinion has rejected these metals as a "store of wealth" in favour of stocks, bonds and paper currencies?*
>
> ***GOLD IS PRECIOUS** - Precious metals have been the standard of real value for many centuries. SAMEX is motivated by a strong conviction that gold and silver are valuable "hard assets" particularly during times when confidence in paper investments is shaken. SAMEX has survived the boom and bust of the technology bubble and management plans to continue the business of exploring for precious metals and other valuable resources in the earth."*

In addition, SAMEX has also been an outspoken supporter of the Gold Anti-Trust Action Committee (www.GATA.org), a US based "not for profit" organization, which contends that a hidden scheme exists to manage and even manipulate the US dollar price of gold for the benefit of certain knowledgeable parties to the detriment of others. GATA has researched, documented and is now supporting ongoing US Federal litigation against certain international banking, government and quasi-government institutions.

SAMEX also applauds several more senior companies within its sector, who have embraced the concept that "gold is honest money" and publicly endorsed policies such as holding back excess gold production in bullion instead of cash, and further, offering shareholders the opportunity to receive dividends in certain gold instruments.

It appears the increased volume and price of SAMEX shares may in part be attributed to investors who recognize that the mining/exploration sector may be undervalued as compared to other investments, and further, are supporting companies motivated by the aforementioned convictions. SAMEX holds several quality exploration prospects within one of the most prolifically mineralized regions of the earth, the Cordillera Occidental of Bolivia and Chile. The Company is currently working to secure financing for the ongoing exploration of several of its key properties namely the Eskapa and Wara Wara prospects. (See news releases, photos, maps etc. at www.samex.com).

News Release No. 3-02 dated February 11, 2002

PRIVATE PLACEMENT - Subject to regulatory acceptance, SAMEX has arranged an institutional private placement of 2,000,000 units comprised of one common share and one warrant at a price of $0.15 per unit. The two-year warrant will entitle the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant or at a price of $0.25 per share if exercised during the second year. SAMEX has agreed to pay a finder's fee comprised of $12,000.00 cash and issuance of 80,000 share/warrant units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital. The share/warrant units to be issued pursuant to this private placement will be subject to a four month hold period.

News Release No. 4-02 dated March 8, 2002

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 2,120,000 units comprised of one common share and one warrant at a price of $0.15 per unit (originally announced as 2,000,000 units in News Release No. 3-02 dated February 11, 2002). The two-year warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the first year of the warrant (by March 5, 2003) or at a price of $0.25 per share if exercised during the second year of the warrant which expires March 5, 2004. Compensation comprised of $12,000.00 cash and the issuance of 80,000 share/warrant units (having the same terms as described above) will be paid to Canaccord Capital for professional services provided in relation to the placement of 2,000,000 of the units.

Acceptance of the private placement was granted by the CDNX and all 2,200,000 share/warrant units were issued March 5, 2002. The units are subject to a hold period until July 5, 2002. A Director/Officer of SAMEX was a placee for 40,000 units. The proceeds of the private placement will be used for exploration on the Company's mineral properties in Bolivia, outstanding obligations and for general working capital.

ESKAPA PROPERTY, BOLIVIA - Option Agreement Amended - SAMEX and International Chalice Resources ("Chalice") have agreed to amend certain terms of the Eskapa Property Option Agreement by shortening the term of the option and, in consideration, reducing the total option payment required. Under the original agreement dated November 15, 2000, SAMEX granted Chalice an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 on or before November 15, 2003. The Agreement has been amended by reducing total option payments required, to US $461,137.98, on or before an earlier date, February 28, 2002.

Chalice has made the final option payment of US $56,137.98 (to earn the final 4% interest remaining under the option), thereby exercising the full option by completing option payments totaling US $461,137.98 by February 28, 2002. Chalice has earned the right to receive, upon formation of a joint venture, a 40% Joint Venture Interest with respect to mineral operations on the Eskapa property. Under the amended terms of the Agreement, Chalice shall notify SAMEX on or before August 31, 2002 whether it elects to participate in the proposed joint venture or elects to convert the joint venture interest it would otherwise be entitled to under the Agreement to a 10% Net Profits Interest.

Eskapa Property Update - A comprehensive exploration summary report is currently being drafted. Results of the recent drill program have added considerable understanding of the El Indo-Tambo-style, precious-metal mineralizing system at Eskapa. The report will make recommendations for the next stage of exploration on the property. Upon completion, the report will be used to seek exploration funding through financings or joint venture agreements.

EL DESIERTO PROPERTY, BOLIVIA - Chalice has notified SAMEX that it does not plan any further expenditures on the El Desierto Property in Bolivia and relinquishes any rights under the El Desierto Option Agreement of September 30, 1999. SAMEX continues to maintain a reduced portion of the El Desierto claims for further evaluation subject to the availability of financing or other joint venture agreements.

News Release No. 5-02 dated March 19, 2002

STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted 1,480,000 new incentive stock options exercisable at a price of $0.20 per share for a five year term expiring March 19, 2007. These new options are granted instead of options at $.015 per share (previously announced in News Release No. 24-01 dated November 16, 2001) which SAMEX did not proceed with. The new options are in addition to the 2,460,000 current outstanding options which are exercisable at a price of $0.40 per share effective until expiry on April 19, 2005. The grant of the new options increases the number of options granted to employees, directors, officers and consultants of the Company to a total of 3,940,000 shares.

This report includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX

Quarterly Report FORM 51-901F

ISSUER DETAILS

For Quarter Ended:	November 30, 2001
Date of Report:	April 11, 2002
Name of Issuer:	SAMEX Mining Corp.
Issuer Address:	#301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3
Issuer Fax Number:	(604) 879-9930
Issuer Phone Number:	(604) 870-9920
Contact Person:	Jeffrey Dahl
Contact Position:	President
Contact Telephone Number:	(604) 870-9920
Website:	www.samex.com

CERTIFICATE

The ***Three*** schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	*Jeffrey P. Dahl*	Date Signed: April 11, 2002
Director's Name:	*Larry D. McLean*	Date Signed: April 11, 2002

SAMEX

CORPORATE DIRECTORY

Corporate Office
SAMEX Mining Corp.
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
Canada
Tel: (604) 870-9920
Fax: (604) 870-9930
Toll Free: 800-828-1488

Directors & Officers
Jeffrey P. Dahl
President & Director

Peter J. Dahl
Chairman & Director

Robert (Rob) E. Kell
Vice President - Exploration
& Director

Patricio G. Kyllmann
Director

Allen D. Leschert
Legal Counsel & Director

Larry D. McLean
Vice President - Operations
& Director

Brenda L. McLean
Corporate Secretary

Investor Contact
Jeffrey Dahl
Tel: (604) 870-9920
Fax: (604) 870-9930
Toll Free: 800-828-1488

Corporate Web Site
www.samex.com

Listings
Canadian Venture Exchange
Trading Symbol - **SXG**

NASD OTC Bulletin Board
Trading Symbol - **SMXMF**

U.S. Registration
Form 20F #0-13391

Subsidiaries
South American Mining
& Exploration Corp.
SAMEX International Ltd.
SAMEX S.A.
BOLIVEX S.A.
EMIBOL S.A.

South American Office
SAMEX S.A.
Bloque H-2, San Miguel
La Paz - Bolivia

Transfer Agent
Computershare Trust
Company of Canada
#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

Registered Office
Suite 500
999 West Hastings Street
Vancouver, BC V6C 2W2

Auditors
Steele & Co.
808 - 808 West Hastings St.
Vancouver, BC V6C 1C8

BDO ECA Aparicio Asociados
La Paz - Bolivia

Solicitors
Leschert & Company
Suite 500
999 West Hastings Street
Vancouver, BC V6C 2W2

Bankers
Bank of Montreal
500 - 520 Granville Street
Vancouver, BC V6C 1W7

SAMEX

SAMEX

SAMEX MINING CORP.
#301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA
TEL: (604) 870-9920
FAX: (604) 870-9930
WEB SITE: www.samex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: April 17, 2002

By: ______________________
Larry D. McLean
Vice President, Operations